As filed with the Securities and Exchange Commission on September 15, 2014.

Registration No. 333-197214
811-02091

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. 1

Post-Effective Amendment No. __

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 191

(Check appropriate box or boxes)

Principal Life Insurance Company Separate Account B
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(Exact Name of Registrant)

Principal Life Insurance Company
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(Name of Depositor)

The Principal Financial Group, Des Moines, Iowa 50392
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(Address of Depositor's Principal Executive Offices) (Zip Code)

(515) 362-2384
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Depositor's Telephone Number, including Area Code

Doug Hodgson
The Principal Financial Group, Des Moines, Iowa 50392
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(Name and Address of Agent for Service)

Title of Securities Being Registered: Principal Pivot Series Variable AnnuitySM

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), shall determine.

Principal Pivot Series Variable AnnuitySM

Prospectus dated __________________

This prospectus describes Principal Pivot Series Variable AnnuitySM, an individual flexible premium deferred variable annuity (the “Contract”) issued by Principal Life Insurance Company (“the Company”, “we”, “our” or “us”) through Principal Life Insurance Company Separate Account B (“Separate Account”).
This prospectus provides information about the Contract and the Separate Account that you, as owner, should know before investing. The prospectus should be read and retained for future reference. Additional information about the Contract and the Separate Account is included in the Statement of Additional Information (the "SAI") dated _________, which has been filed with the Securities and Exchange Commission (the “SEC”) and is considered a part of this prospectus. The table of contents of the SAI is at the end of this prospectus. You may obtain a free copy of the SAI and all additional information by writing or calling: Principal Pivot Series Variable AnnuitySM, Principal Financial Group, P.O. Box 9382, Des Moines, Iowa 50306-9382, Telephone: 1-800-852-4450. You can also visit the SEC’s website at www.sec.gov, which contains the SAI, material incorporated into this prospectus by reference, and other information about registrants that file electronically with the SEC.
These securities have not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
You may allocate your investment in the Contract among the Separate Account divisions. Each division of the Separate Account invests in shares of a corresponding mutual fund (the “underlying mutual funds”). A list of the underlying mutual funds available under the Contract is shown below.
Your accumulated value will vary according to the investment performance of the underlying mutual funds in which your selected division(s) are invested. We do not guarantee the investment performance of the underlying mutual funds.
For any administrative questions, you may contact us by writing or calling: Principal Pivot Series Variable AnnuitySM, Principal Financial Group, P.O. Box 9382, Des Moines, Iowa 50306-9382, Telephone: 1-800-852-4450.
This prospectus describes all material features of the Contract and any material differences due to state variations.

The following underlying mutual funds are available under the Contract:

American Century Variable Portfolios, Inc.	Invesco Variable Insurance Funds — Series II
• Inflation Protection Fund — Class II	• Balanced-Risk Allocation Fund
• Value Fund — Class II	• Global Health Care Fund
American Funds Insurance Series	• International Growth Fund
• Blue Chip Income & Growth Fund — Class 4	Janus Aspen Series — Service Class
• Global Small Capitalization Fund — Class 4	• Flexible Bond Portfolio
• Managed Risk Asset Allocation Fund — Class P2	MFS Variable Insurance Trust — Service Class
• Managed Risk Growth Fund — Class P2	• International Value Portfolio
• Managed Risk International Fund — Class P2	• Utilities Series
• New World Fund — Class 4	PIMCO Variable Insurance Trust — Administrative Class
Calvert Variable Products — Class F	• High Yield Portfolio
• EAFE International Index Portfolio	• Total Return Portfolio
• Russell 2000 Small Cap Index Portfolio	Principal Variable Contracts Funds — Class 2
• S&P MidCap 400 Index Portfolio	• Diversified Balanced Managed Volatility Account(2)
Deutsche Variable Insurance Portfolio(1)	• Diversified Growth Managed Volatility Account(2)
• Alternative Asset Allocation VIP — Class B	• Diversified International Account
• Equity 500 Index VIP — Class B2	• Equity Income Account
• Small MidCap Value VIP — Class B	• Government & High Quality Bond Account
Fidelity Variable Insurance Products — Service Class 2	• LargeCap Blend Account II
• Contrafund® Portfolio	• LargeCap Growth Account
• MidCap Portfolio	• Money Market Account
• Overseas Portfolio	• Principal Capital Appreciation Division
Franklin Templeton Variable Insurance Products Trust	• Real Estate Securities Account
• Franklin Global Real Estate VIP Fund — Class 2	• Short-Term Income Account
• Franklin Rising Dividends VIP Fund — Class 4	• SmallCap Growth Account II
• Templeton Global Bond VIP Fund — Class 4	• SmallCap Value Account I
Goldman Sachs Variable Insurance Trust — Institutional Shares	• Strategic Asset Management Balanced Portfolio(2)
• MidCap Value Fund	• Strategic Asset Management Conservative Balanced Portfolio(2)
• SmallCap Equity Insights Fund	• Strategic Asset Management Conservative Growth Portfolio(2)
Guggenheim Investments Variable Insurance Funds	• Strategic Asset Management Flexible Income Portfolio(2)
• Series F (Guggenheim Floating Rate Strategies Series)	• Strategic Asset Management Strategic Growth Portfolio(2)
• Global Managed Futures Strategy Fund	Rydex Variable Insurance
• Series M (Guggenheim Macro Opportunities Series)	• Commodities Strategy Fund
• Multi-Hedge Strategies Fund	• NASDAQ 100 Fund
• Long Short Equity Fund	Van Eck VIP Global Insurance Trust — Class S Shares
• Global Hard Assets Fund

(1)	Formally known as DWS Variable Insurance Portfolio.

(2)	This underlying mutual fund is a fund of funds. The fund of funds expenses may be higher than other fund types because the expenses of the selected fund include the expenses of the funds it holds.

An investment in the Contract is not a deposit or obligation of any bank and is not insured or guaranteed by any bank, the Federal Deposit Insurance Corporation or any other government agency.

The Contract, certain Contract features and/or some of the investment options may not be available in all states or through all broker dealers. In addition, some optional features may restrict your ability to elect certain other optional features. For further details, please contact us at 1-800-852-4450.

This prospectus is valid only when accompanied by the current prospectuses for the underlying mutual funds. These prospectuses should be kept for future reference. This prospectus is not an offer to sell or solicitation of an offer to buy the Contract in states in which the offer or solicitation may not be lawfully made. No person is authorized to give any information or to make any representation in connection with this Contract other than those contained in this prospectus.

GLOSSARY
The terms defined below are used throughout this prospectus.
accumulated value – the sum of the values in the Separate Account divisions.
anniversary(ies) – the same day and month of each year following the contract issue date.
annuitant – the person, including any joint annuitant, on whose life the annuity benefit payment and deferred income payment, as applicable, is based. This person may or may not be the owner.
annuitization – application of a portion or all of the accumulated value to an annuity benefit payment option to make income payments.
annuitization date – the date all of the owner’s accumulated value is applied to an annuity benefit payment option.
Automatic Portfolio Rebalancing (APR) – the transfer of money among your Separate Account divisions on a set schedule to maintain a specified percentage in each Separate Account division.
cash surrender value – the accumulated value minus any applicable surrender charges and fee(s) (contract fee and/or prorated share of the charge(s) for optional rider(s)).
contract issue date – the date the Contract becomes effective and is used to determine contract years.
contract year – the one-year period beginning on the contract issue date and ending one day before the contract anniversary and any subsequent one-year period beginning on a contract anniversary (for example, if the contract issue date is February 5, 2015, the first contract year ends on February 4, 2016, and the first contract anniversary falls on February 5, 2016).
data page – that portion of the Contract which contains the following: owner and annuitant data (names, gender, annuitant age); the contract issue date; maximum annuitization date; Contract charges and limits; benefits; and a summary of any optional benefits chosen by the Contract owner.
deferred income transfers – moving a portion of your accumulated value to purchase a deferred income payment option.
Free Surrender Amount – the amount that can be surrendered without surrender charges.
good order – an instruction or request is in good order when it is received in our home office, or other place we may specify, and has such clarity and completeness that we do not have to exercise any discretion to carry out the instruction or request. We may require that the instruction or request be given in a certain form.
home office – Company’s corporate headquarters located at Principal Financial Group, Des Moines, Iowa 50392-1770.
inactive contract status – this status applies when at least one deferred income transfer has been made and the Contract accumulated value is reduced to zero. Except for the Deferred Income Rider and its benefits, all other rights and benefits under the Contract (including death benefits) end, and no additional premium payments will be accepted.
investment options – the Separate Account divisions.
joint annuitant – an annuitant whose life determines the annuity benefit under this Contract. Any reference to the death of the annuitant means the death of the first annuitant to die.
joint owner – an owner who has an undivided interest with the right of survivorship in this Contract with another owner. Any reference to the death of the owner means the death of the first owner to die.
non-qualified contract – a contract which does not qualify for favorable tax treatment as a Qualified Plan, Individual Retirement Annuity, Roth IRA, SEP IRA, Simple-IRA or Tax Sheltered Annuity.

notice – any form of communication received by us, at the home office, either in writing or in another form approved by us in advance.
Your notices may be mailed to us at:
Principal Life Insurance Company
P.O. Box 9382
Des Moines, Iowa 50306-9382
owner – owns all the rights and privileges of this Contract (includes a joint owner, if any). If the owner is not a natural person, the owner must be an entity with its own taxpayer identification number.
premium payments – the total amount you contributed to the Contract.
qualified plans – retirement plans which receive favorable tax treatment under Section 401 or 403(a) of the Internal Revenue Code.
Required Minimum Distribution (“RMD”) amount – the amount required to be distributed each calendar year for purposes of satisfying the RMD rules of Section 401(a)(9) of the Internal Revenue Code of 1986, as amended, and related Code provisions.
Separate Account division (division(s)) – a part of the Separate Account which invests in shares of an underlying mutual fund. (Referred to in the marketing materials as “sub-accounts.”)
Separate Account division value – the sum of all divisions’ value; each division’s value is determined by multiplying the number of units in that division by the unit value of that division.
surrender charge – the charge deducted upon certain partial surrenders or total surrender of the Contract accumulated value before the annuitization date.
surrender value – accumulated value less any applicable surrender charge, rider fees, annual fee, transaction fees and any premium tax or other taxes.
transfer – moving all or a portion of your accumulated value to or from one investment option or among several investment options. All transfers initiated during the same valuation period are considered to be one transfer for purposes of calculating the transaction fee, if any.
underlying mutual fund – a registered open-end investment company, or a series or portfolio thereof, in which a division invests.
unit – the accounting measure used to determine your proportionate interest in a division.
unit value – a measure used to determine the value of an investment in a division.
valuation date (valuation days) – each day the New York Stock Exchange (“NYSE”) is open for trading and trading is not restricted.
valuation period – the period of time from one determination of the value of a unit of a division to the next. Each valuation period begins at the close of normal trading on the NYSE, generally 4:00 p.m. Eastern Time, on each valuation date and ends at the close of normal trading of the NYSE on the next valuation date.
we, our, us – Principal Life Insurance Company. We are also referred to throughout this prospectus as the Company.
you, your – the owner of this Contract, including any joint owner.

SUMMARY OF EXPENSE INFORMATION
The tables below describe the fees and expenses that you will pay when buying, owning and surrendering the Contract.
The following table describes the fees and expenses you will pay at the time you buy the Contract, surrender the Contract or transfer cash value between investment options.

Contract owner transaction expenses(1)
	Maximum	Current
Surrender charge without the No Surrender Charge Rider ("Liquidity Max") (as a percentage of amount surrendered)(2)	6%	6%
Surrender charge with Liquidity Max (as a percentage of amount surrendered)	0%	0%
Transaction Fees
• for each unscheduled partial surrender	the lesser of $25 or 2% of each unscheduled partial surrender after the 12th unscheduled partial surrender in a contract year	$0
• for each unscheduled transfer(3)	the lesser of $25 or 2% of each unscheduled transfer after the first unscheduled transfer in a contract year	$0
State Premium Taxes (vary by state)(4)	3.50% of premium payments made	0%

(1)	For additional information about the fees and expenses described in the table, see 2. CHARGES AND DEDUCTIONS.

(2)	Surrender charge for contracts without Liquidity Max (as a percentage of amounts surrendered):

Table of surrender charges
Number of completed contract years since each premium payment was made	Surrender charge applied to all premium payments received in that contract year
0 (year of premium payment)	6%
1	6%
2	6%
3	5%
4	4%
5	3%
6	2%
7 and later	0%

(3)
Note that in addition to the fees shown, the Separate Account and/or sponsors of the underlying mutual funds may adopt requirements pursuant to rules and/or regulations adopted by federal and/or state regulators which require us to collect additional transaction fees and/or impose restrictions on transfers.

(4)
We do not currently assess premium taxes for any Contract issued, but reserve the right in the future to assess up to 3.50% of premium payments made for Contract owners in those states where a premium tax is assessed.

The following table describes the fees and expenses that are deducted periodically during the time that you own the Contract, not including underlying mutual fund fees and expenses.

Periodic Expenses
	Maximum Annual Charge	Current Annual Charge
Annual Fee (waived for Contracts with accumulated value of $30,000 or more)	The lesser of $30 or 2.00% of the accumulated value	The lesser of $30 or 2.00% of the accumulated value

Separate Account Annual Expenses
	Maximum Annual Charge	Current Annual Charge
Mortality and Expense Risks Charge (as a percentage of average daily Separate Account value)	1.15%	1.00%
Administration Charge (as a percentage of average daily Separate Account value)	0.30%	0.15%
Total Separate Account Annual Expense	1.45%	1.15%

Optional Riders(1)
	Maximum Annual Charge	Current Annual Charge
Liquidity Max (as a percentage of average daily Separate Account value)	0.55%	0.25%
Return of Premium Death Benefit Rider(2) (as a percentage of the average quarterly accumulated value)	0.35%	0.20%
Annual Step-up Death Benefit Rider(2) (as a percentage of the average quarterly accumulated value)	0.50%	0.35%

(1)	Not all riders may be available in all states or through all broker dealers and may be subject to additional restrictions. Some rider provisions may vary from state to state.
(2) You may only select one of the death benefit riders.
This table shows the minimum and maximum total operating expenses charged by the underlying mutual funds that you may pay periodically during the time that you own the Contract. More detail concerning the fees and expenses of each underlying mutual fund is contained in its prospectus.

Minimum and Maximum Annual Underlying Mutual Fund Operating Expenses as of December 31, 2013
	Minimum	Maximum
Total annual underlying mutual fund operating expenses (expenses that are deducted from underlying mutual fund assets, including management fees, distribution and/or service (12b-1) fees and other expenses)*	0.65%	2.63%

*
Some of the funds available are structured as a “fund of funds”. A fund of funds is a mutual fund that invests primarily in a portfolio of other mutual funds. The expenses shown include all the fees and expenses of the funds that a fund of funds holds in its portfolio.

EXAMPLES
The following examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract owner transaction expenses, Contract fees, Separate Account annual expenses, and underlying mutual fund fees and expenses.

Example 1
The example figures are based on a Contract with an expensive combination of optional features available under the Contract. This example reflects the maximum charges imposed if you were to purchase the Contract without Liquidity Max and the Annual Step-Up Death Benefit Rider and you surrender within 7 years of your Contract issue date. The amounts below are calculated using the maximum rider fees and not the current rider fees. The example assumes:

•	a $10,000 premium payment to issue the Contract and no subsequent premium payments;

•	a 5% return each year;

•	an annual Contract fee of $30 (expressed as a percentage of the average accumulated value);

•	the minimum and maximum annual underlying mutual fund operating expenses as of December 31, 2013 (without voluntary waivers of fees by the underlying funds, if any);

•	no premium taxes are deducted.
Although your actual costs may be higher or lower, based on these assumptions, your costs would be as shown below:

	If you surrender your Contract at the end of the applicable time period				If you do not surrender your Contract				If you fully annuitize your Contract at the end of the applicable time period
	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.
Maximum Total Underlying Mutual Fund Operating Expenses (2.63%)	$994	$1,906	$2,642	$4,594	$451	$1,359	$2,274	$4,594	$451	$1,359	$2,274	$4,594
Minimum Total Underlying Mutual Fund Operating Expenses (0.65%)	$812	$1,375	$1,750	$2,869	$258	$791	$1,350	$2,869	$258	$791	$1,350	$2,869
Example 2
The example figures are based on a Contract with another expensive combination of optional features available under the Contract. This example reflects the maximum charges imposed if you were to purchase the Contract with Liquidity Max and the Annual Step-Up Death Benefit Rider and you do not surrender within 7 years of your Contract issue date. The amounts below are calculated using the maximum rider fees and not the current rider fees. The example assumes:

•	a $10,000 premium payment to issue the Contract and no subsequent premium payments;

•	a 5% return each year;

•	an annual Contract fee of $30 (expressed as a percentage of the average accumulated value);

•	the minimum and maximum annual underlying mutual fund operating expenses as of December 31, 2013 (without voluntary waivers of fees by the underlying funds, if any);

•	no premium taxes are deducted.
Although your actual costs may be higher or lower, based on these assumptions, your costs would be as shown below:

	If you surrender your Contract at the end of the applicable time period				If you do not surrender your Contract				If you fully annuitize your Contract at the end of the applicable time period
	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.
Maximum Total Underlying Mutual Fund Operating Expenses (2.63%)	$505	$1,513	$2,517	$5,016	$505	$1,513	$2,517	$5,016	$505	$1,513	$2,517	$5,016
Minimum Total Underlying Mutual Fund Operating Expenses (0.65%)	$312	$951	$1,615	$3,382	$312	$951	$1,615	$3,382	$312	$951	$1,615	$3,382
For Condensed Financial Information, see Appendix A.

SUMMARY
This prospectus describes an individual flexible premium deferred variable annuity offered by the Company. The Contract is designed to provide individuals with retirement benefits, including:

•	non-qualified retirement programs; and

•
Individual Retirement Annuities (“IRA”), Simplified Employee Pension plans (“SEPs”) and Savings Incentive Match Plan for Employees (“SIMPLE”) IRAs adopted according to Section 408 of the Internal Revenue Code (see 8. FEDERAL TAX MATTERS). The Contract does not provide any additional tax deferral if you purchase it to fund an IRA or other investment vehicle that already provides tax deferral.

For information on how to purchase the Contract, see 1. THE CONTRACT.
This section is a brief summary of the Contract’s features. More detailed information follows later in this prospectus.
Investment Limitations

•	Initial premium payment must be at least $5,000 for non-qualified contracts.

•	Initial premium payment must be at least $2,000 for all other contracts.

•	Each subsequent premium payment must be at least $500.

•
If you are a member of a retirement plan covering three or more persons and premium payments are made through an automatic investment program, the initial and subsequent premium payments for the Contract must average at least $100 and not be less than $50.

•	The total sum of all premium payments may not be greater than $2,000,000 without prior home office approval.
You may allocate your net premium payments to the investment options. A complete list of the divisions may be found in 10. TABLE OF SEPARATE ACCOUNT DIVISIONS. Each division invests in shares of an underlying mutual fund. More detailed information about the underlying mutual funds may be found in the current prospectus for each underlying mutual fund. These underlying mutual fund prospectuses are bound together with this prospectus.
Examination Offer Period (free look)
You may return the Contract during the examination offer period, which is no less than 10 days from the date you receive the Contract. The examination offer period may be longer in certain states.

•
The amount refunded will be a full refund of your accumulated value plus any Contract charges and premium taxes you paid unless state law (if applicable) requires otherwise. The underlying mutual fund fees and charges are not refunded to you as they are already factored into the Separate Account division value.

•	The amount refunded may be more or less than the premium payments made.
See 1. THE CONTRACT for additional information.
Transfers
During the accumulation period:

•	a dollar amount or percentage of transfer must be specified;

•	a transfer may occur on a scheduled or unscheduled basis.
Once the entire Contract accumulated value has been applied to an annuity payment option, transfers are not permitted.
See 1. THE CONTRACT and 3. TRANSFERS AND SURRENDERS for additional restrictions.
Deferred Income Transfers
If your contract includes the Deferred Income Rider, you may make deferred income transfers.

•	Deferred income transfers are not allowed during the first two contract years.

•	Deferred income transfer values are calculated using the price next determined after we receive your request in good order.

•	Minimum initial deferred income transfer is $5,000 and $1,000 for each subsequent deferred income transfer.

•	Maximum number of deferred income transfers is 15 per year and 125 total for the life of the Contract.

•
A deferred income transfer may be canceled by you within 10 days after receipt of the deferred income confirmation for that deferred income transfer. After these 10 days, you cannot access this amount except through receipt of the future stream of income payments under the deferred income payment option you elected. The deferred income transfers are maintained in the Company’s General Account and are guaranteed solely by the claims paying ability of the Company.

See 4. DEFERRED INCOME RIDER for additional information.
Surrenders
During the accumulation period:

•	the gross dollar amount to be surrendered must be specified;

•	surrendered amounts may be subject to surrender charges:

•	for contracts without Liquidity Max, the maximum surrender charge is 6% of the amount(s) surrendered; or

•	for contracts with Liquidity Max there are no surrender charges for amounts surrendered;

•	full surrender of the Contract accumulated value may be subject to an annual Contract fee;

•	for contracts without Liquidity Max, if surrender charges are applicable, each partial surrender that is less than the Free Surrender Amount is not subject to a surrender charge;

•	surrenders before age 59½ may involve an income tax penalty (See 8. FEDERAL TAX MATTERS); and

•	deferred income transfers are not subject to surrender charges (See 4. DEFERRED INCOME RIDER).
Surrenders are not allowed for any amounts that have been applied to an annuity benefit payment option or deferred income payment option.
See 3. TRANSFERS AND SURRENDERS for additional information.
Charges and Deductions

•	No sales charge is deducted from premium payments at the time received. However, the Contract may impose a surrender charge on surrenders greater than the Free Surrender Amount.

•	A contingent deferred surrender charge is imposed on certain total or partial surrenders.

•	Currently, an annual mortality and expense risks charge equal to 1.00% of amounts in the Separate Account divisions is imposed daily.

•	Currently, an annual Separate Account administration charge equal to 0.15% of amounts in the Separate Account divisions is imposed daily.

•	The following optional riders are available at an additional cost:

•
Liquidity Max ("No Surrender Charge Rider") – The current annual rider charge is 0.25% of the average daily accumulated value in the Separate Account divisions, deducted daily. The maximum annual rider charge is 0.55% of the average daily accumulated value in the Separate Account divisions, deducted daily.

•	Return of Premium Death Benefit Rider – The current annual rider charge is 0.20% of the average accumulated value, deducted quarterly. The maximum annual rider charge is 0.35%.

•	Annual Step-Up Death Benefit Rider – The current annual rider charge is 0.35% of the average accumulated value, deducted quarterly. The maximum annual rider charge is 0.50%.

•	There are underlying mutual fund expenses. More detailed information about the underlying mutual fund expenses may be found in the current prospectus for each underlying mutual fund.

•
Contracts with an accumulated value of less than $30,000 are subject to an annual fee of the lesser of $30 or 2% of the accumulated value. Currently we do not charge the annual fee if your accumulated value is $30,000 or more. If you own more than one variable annuity contract with us, all the contracts you own or jointly own are aggregated on each contract’s anniversary to determine if the $30,000 minimum has been met and whether that contract will be charged.

•	Certain states and local governments impose a premium tax. We reserve the right to deduct the amount of the tax from premium payments or the accumulated value.
See 2. CHARGES AND DEDUCTIONS for additional information.
Annuity Benefit Payments

•	You may choose from several fixed annuity benefit payment options which are described in 5. THE ANNUITIZATION PERIOD.

•
Payments are made to the owner (or beneficiary depending on the annuity benefit payment option selected). You should carefully consider the tax implications of each annuity benefit payment option. See 5. THE ANNUITIZATION PERIOD and 8. FEDERAL TAX MATTERS.

Death Benefit

•	The standard death benefit is the accumulated value. At the time of issue, you may instead select one of the following death benefit riders if the oldest owner is younger than age 71:

1.	Return of Premium Death Benefit Rider - the death benefit under this rider is the greater of:
(a)    the standard death benefit; or
(b)    the total of premium payments.

2.	Annual Step-Up Death Benefit Rider - the death benefit under this rider is the greatest of:
(a)    the standard death benefit; or
(b)     the total of premium payments; or

(c)	the highest accumulated value on any Contract anniversary prior to the lock-in date.
These death benefit amounts will be adjusted for premium payments, partial surrenders, partial annuitizations, and deferred income transfers.
See 5. THE ANNUITIZATION PERIOD and 6. DEATH BENEFIT for additional information.
Deferred Income Rider
The Deferred Income Rider can provide you with a stream of income payments that will start at a date in the future that you select. Before making deferred income transfers, you should consider your liquidity needs because deferred income transfers cannot be surrendered after the 10 day cancellation period ; those amounts are accessible only through the future stream of fixed income payments created by deferred income transfers.
The Deferred Income Rider is automatically issued at no additional cost when:
•the owner and annuitant are the same (except for a non-natural owner);
•the Contract does not have joint owners and/or joint annuitants; and
•for qualified contracts, the issue age is less than 67.

See 4. DEFERRED INCOME RIDER for additional information.
Contract Termination
If you do not have the Deferred Income Rider or you have the Deferred Income Rider and have not made deferred income transfers, the Contract will terminate:

•
If no premium payments are made during two consecutive calendar years and the accumulated value (or total premium payments less partial surrenders and applicable surrender charges) is less than $2,000. The Company will first notify you of its intent to exercise this right and give you 60 days to increase the accumulated value to at least $2,000.

•	If you fully annuitize and your accumulated value on the annuitization date is less than $2,000 or if the amount applied under an annuity benefit payment option is less than the minimum requirement.
If you have the Deferred Income Rider and have made deferred income transfers, the Contract will terminate when all deferred income payments have been made and the Contract accumulated value is zero.
1. THE CONTRACT
Principal Pivot Series Variable AnnuitySM is significantly different from a fixed annuity. As the owner of a variable annuity, you assume the risk of investment gain or loss (as to amounts in the Separate Account divisions) rather than the Company. The Separate Account division value under a variable annuity is not guaranteed and varies with the investment performance of the underlying mutual funds.
Based on your investment objectives, you direct the allocation of premium payments and accumulated values. There can be no assurance that your investment objectives will be achieved.

How to Buy a Contract
If you want to buy a Contract, you must submit an application and make an initial premium payment. If you are buying the Contract to fund a SIMPLE-IRA or SEP, an initial premium payment is not required at the time you send in the application. If the application is complete and the Contract applied for is suitable, the Contract is issued. If the completed application is received in good order, the initial premium payment is credited within two valuation days after the later of receipt of the application or receipt of the initial premium payment at our home office. If the initial premium payment is not credited within five valuation days, it is refunded unless we have received your permission to retain the premium payment until we receive the information necessary to issue the Contract.
The date the Contract is issued is the contract issue date. The contract issue date is the date used to determine contract years, regardless of when the Contract is delivered.
Tax-qualified retirement arrangements, such as IRAs, SEPs, and SIMPLE-IRAs, are tax-deferred. You derive no additional benefit from the tax deferral feature of the annuity. Consequently, an annuity should be used to fund an IRA or other tax qualified retirement arrangement to benefit from the annuity’s features other than tax deferral. These features may include guaranteed lifetime income, death benefits without surrender charges, guaranteed caps on fees, and the ability to make scheduled transfers among investment options without transaction fees.
Premium Payments

•	The initial premium payment must be at least $5,000 for non-qualified contracts.

•	The initial premium payment must be at least $2,000 for all other contracts.

•	Subsequent premium payments must be at least $500 and can be made until the earlier of the annuitization date or the date the Contract changes to inactive contract status.

•
If you are making premium payments through a payroll deduction plan or through a bank (or similar financial institution) account under an automated investment program, your initial and subsequent premium payments must be at least $100.

•
Premium payments are to be made by personal or financial institution check (for example, a cashier’s check). We reserve the right to refuse any premium payment that we feel presents a fraud or money laundering risk. Examples of the types of premium payments we will not accept are cash, money orders, starter checks, travelers checks, credit card checks, and foreign checks.

•	If you are a member of a retirement plan covering three or more persons, the initial and subsequent premium payments for the Contract must average at least $100 and cannot be less than $50.

•	If Liquidity Max is elected, premium payments are not subject to surrender charges.

•	If Liquidity Max is not elected, all premium payments are subject to a surrender charge period that begins in the contract year each premium payment is received.

•	The total sum of all premium payments for a Contract may not be greater than $2,000,000 (maximum premium limit) without our prior approval. For further information, please call 1-800-852-4450.

•	The Company reserves the right to increase the minimum amount for each premium payment with advance notice.

•	Premium payments are credited on the basis of the unit value next determined after we receive a premium payment.

•
If no premium payments are made during two consecutive calendar years and the accumulated value is less than $2,000, we reserve the right to terminate the Contract unless you have the Deferred Income Rider and have made deferred income transfers. See 4. DEFERRED INCOME RIDER and 7. ADDITIONAL INFORMATION ABOUT THE CONTRACT.

Allocating Premium Payments

•	On your application, you direct how your premium payments will be allocated to the investment options.

•	Allocations must be in percentages.

•	Percentages must be in whole numbers and total 100%.

•	Subsequent premium payments are allocated according to your then current allocation instructions.

•	Changes to the allocation instructions are made without charge.

•	A change is effective on the next valuation period after we receive your new instructions in good order.

•	You can change the current allocations and future allocation instructions by:
•mailing your instructions to us;
•calling us at 1-800-852-4450 (if telephone privileges apply);

•faxing your instructions to us at 1-866-894-2093; or
•visiting www.principal.com.

•
Changes to premium payment allocations do not result in the transfer of any existing investment option accumulated values. You must provide specific instructions to transfer existing accumulated values. We currently do not charge a transaction fee for these transfers but reserve the right to charge such a fee in the future.

•	Premium payments are credited on the basis of the unit value next determined after we receive a premium payment.
Exchange Credit (for exchanges from our fixed deferred annuities)
If you own a fixed deferred annuity issued by us and are no longer subject to surrender charges, you may transfer the accumulated value, without charge, to the Contract described in this prospectus. We will add 1% of the fixed annuity contract’s surrender value at the time of exchange to this Contract’s accumulated value. There is no charge or cost to you for this exchange credit.
This exchange credit is allocated among the Contract’s investment options in the same ratio as your allocation of premium payments. The credit is treated as earnings.

NOTE:
The exchange may not be suitable for you if you do not want to accept market risk. Fixed deferred annuities provide a fixed rate of accumulation. This Contract provides Separate Account divisions. The value of this Contract will increase or decrease depending on the investment performance of the Separate Account divisions you select.

NOTE:	The charges and provisions of a fixed annuity contract and this Contract differ. In some instances, your existing fixed annuity contract may have benefits that are not available under this Contract.

NOTE:
This exchange credit may not be available in all states. In addition, we reserve the right to change or discontinue the exchange credit. You may obtain more specific information regarding the exchange credit from your registered representative or by calling us at 1-800-852-4450.

Right to Examine the Contract (free look)
It is important to us that you are satisfied with the purchase of your Contract. Under state law (or other authority, if applicable), you have the right to return the Contract for any reason during the examination offer period (a “free look”). The examination offer period is no less than 10 days from the date you receive the Contract. The examination offer period may be longer in certain states.
Although we currently allocate your initial premium payments to the investment options you have selected, during times of economic uncertainty and with prior notice to you, we may exercise our right to allocate initial premium payments to the Money Market division during the examination offer period.
In California, for owners age 60 or older, we allocate initial premium payments to the Money Market division during the examination offer period unless you elect to immediately invest in the allocations you selected. If your premium payments were allocated to the Money Market division, after the free look period ends, your accumulated value will be converted into units of the division(s) according to your allocation instructions. The units allocated will be based on the unit value next determined for each division.
To exercise your free look, you must send the Contract and a written request to us postmarked before the close of business on the last day of the examination offer period.
If you properly exercise your free look, we will cancel the Contract. In some states, we are required to return your premium payments. If we are required to return your premium payments, we will return the greater of your premium payments or accumulated value. In all states we will return at least your accumulated value plus any premium tax charge deducted, and minus any applicable federal and state income tax withholding. The amount returned may be higher or lower than the premium payment(s) applied during the examination offer period.

If you are purchasing this Contract to fund an IRA, SIMPLE-IRA, or SEP-IRA and you return it on or before the seventh day of the examination offer period, we will return the greater of:

•	the total premium payment(s) made; or

•
your accumulated value plus any premium tax charge deducted, less any applicable federal and state income tax withholding and depending upon the state in which the Contract was issued, any applicable fees and charges.

You may obtain more specific information regarding the free look from your registered representative or by calling us at 1-800-852-4450.
Accumulated Value
The accumulated value of your Contract is the Separate Account division value.
There is no guaranteed minimum Separate Account division value. The value reflects the investment experience of the divisions that you choose and also reflects your premium payments, partial surrenders, surrender charges, partial annuitizations, deferred income transfers, and the Contract expenses deducted from the Separate Account.
The Separate Account division value changes from day to day and you bear the investment risk. At the end of any valuation period, your Contract’s value in a division is:
•the number of units you have in a division multiplied by
•the value of a unit in the division.
The number of units is equal to the total units purchased by allocations to the division from:
•your initial premium payment;
•subsequent premium payments;
•your exchange credit; and
•transfers from another investment option
minus units sold:
•for partial surrenders and/or partial annuitizations from the division;
•as part of a transfer to another division;
•as part of a deferred income transfer from the division; and
•to pay Contract charges and fees (not deducted as part of the daily unit value calculation).
Unit values are calculated each valuation date at the close of normal trading of the NYSE (generally 4:00 p.m. EST). To calculate the unit value of a division, the unit value from the previous valuation date is multiplied by the division’s net investment factor for the current valuation period. The number of units does not change due to a change in unit value.
The net investment factor measures the performance of each division. The net investment factor for a valuation period is [(a plus b) divided by (c)] minus d where:

a =	the share price (net asset value) of the underlying mutual fund at the end of the valuation period;

b =	the per share amount of any dividend* (or other distribution) made by the mutual fund during the valuation period;

c =	the share price (net asset value) of the underlying mutual fund at the end of the previous valuation period; and

d =
the daily charge for Total Separate Account Annual Expenses. The daily charge is calculated by dividing the annual amount of these expenses by 365 and multiplying by the number of days in the valuation period.

*
When an investment owned by an underlying mutual fund pays a dividend, the dividend increases the net asset value of a share of the underlying mutual fund as of the date the dividend is recorded. As the net asset value of a share of an underlying mutual fund increases, the unit value of the corresponding division also reflects an increase. Payment of a dividend under these circumstances does not increase the number of units you own in the division.

The Company reserves the right to terminate a Contract and send you the accumulated value if no premiums are paid during two consecutive calendar years and the accumulated value (or total premium payments less partial surrenders and applicable surrender charges) is less than $2,000. The Company will first notify you of its intent to exercise this right and give you 60 days to increase the accumulated value to at least $2,000. However, if deferred income transfers have been made, see 4. DEFERRED INCOME RIDER.

Telephone and Internet Services
If you elect telephone services or you elect internet services and satisfy our internet service requirements (which are designed to ensure compliance with federal UETA and E-SIGN laws), instructions for the following transactions may be given to us via the telephone or internet:

•	make premium payment allocation changes;

•	set up Dollar Cost Averaging (DCA) scheduled transfers;

•	make transfers; and

•	make changes to Automatic Portfolio Rebalancing (APR).
Neither the Company nor the Separate Account is responsible for the authenticity of telephone service or internet transaction requests. We reserve the right to refuse telephone service or internet transaction requests. You are liable for a loss resulting from a fraudulent telephone or internet order that we reasonably believe is genuine. We follow procedures in an attempt to assure genuine telephone service or internet transactions. If these procedures are not followed, we may be liable for loss caused by unauthorized or fraudulent transactions. The procedures may include recording telephone service transactions, requesting personal identification (for example, name, address, security phrase, password, daytime telephone number, or birth date) and sending written confirmation to your address of record.
Instructions received via our telephone services and/or the internet are binding on both owners if the Contract is jointly owned.
If the Contract is owned by a business entity or a trust, an authorized individual (with the proper password) may use telephone and/or internet services. Instructions provided by the authorized individual are binding on the owner.
We reserve the right to modify or terminate telephone service or internet transaction procedures at any time. Whenever reasonably feasible, we will provide you with prior notice (by mail or by email, if previously authorized by you) if we modify or terminate telephone service or internet transaction procedures. In some instances, it may not be reasonably feasible to provide prior notice if we modify or terminate telephone service or internet transaction procedures; however, any modification or termination will apply to all Contract owners in a non-discriminatory fashion.
Telephone Services
Telephone services are available to you. Telephone services may be declined on the application or at any later date by providing us with written notice. You may also elect telephone authorization for your registered representative by providing us written notice.
If you elect telephone privileges, instructions

•	may be given by calling us at 1-800-852-4450 while we are open for business (generally, between 8 a.m. and 6 p.m. Eastern Time on any day that the NYSE is open).

•	that are in good order and received by us before the close of a valuation period will receive the price next determined (the value as of the close of that valuation period).

•	that are in good order and received by us after the close of a valuation period will receive the price next determined (the value as of the close of the next valuation period).

•	that are not in good order when received by us will be effective the next valuation date that we receive good order instructions.
Internet
Internet services are available to you if you register for a secure login on the Principal Financial Group web site, www.principal.com. You may also elect internet authorization for your registered representative by providing us written notice.
If you register for internet privileges, instructions

•	that are in good order and received by us before the close of a valuation period will receive the price next determined (the value as of the close of that valuation period).

•	that are in good order and received by us after the close of a valuation period will receive the price next determined (the value as of the close of the next valuation period).

•	that are not in good order when received by us will be effective the next valuation day that we receive good order instructions.

2. CHARGES AND DEDUCTIONS
Certain charges are deducted under the Contract. If the charge is not sufficient to cover our costs, we bear the loss. If the expense is more than our costs, the excess is profit to the Company. We expect a profit from all the fees and charges listed below, except the Annual Fee, Transaction Fee and Premium Tax. For a summary, see SUMMARY OF EXPENSE INFORMATION.
In addition to the charges under the Contract, there are also deductions from and expenses paid out of the assets of the underlying mutual funds which are described in the underlying mutual funds’ prospectuses.
No sales charge is collected or deducted when premium payments are applied under the Contract.
Liquidity Max ("No Surrender Charge Rider")
Liquidity Max is an optional feature available for an additional charge. If you have elected Liquidity Max, no surrender charges are assessed on total or partial surrenders. This rider must be elected at issue, cannot be terminated and applies to the entire Contract accumulated value.
Surrender Charge (not applicable with Liquidity Max)
If you have elected Liquidity Max, no surrender charges are assessed on total or partial surrenders. The remainder of this Surrender Charge subsection only applies to contracts without Liquidity Max.
A surrender charge is assessed on certain total or partial surrenders. The surrender charge would be deducted from the accumulated value remaining in the investment option(s) from which the amount is surrendered.
The amounts we receive from the surrender charge are used to cover some of the expenses of the sale of the Contract (primarily commissions, as well as other promotional or distribution expenses). If the surrender charge collected is not enough to cover the actual costs of distribution, the costs are paid from the Company’s General Account assets which include profit, if any, from the mortality and expense risks charge.

NOTE:
If you plan to make multiple premium payments, you need to be aware that each premium payment has its own surrender charge period (shown below). The surrender charge for any total or partial surrender is a percentage of all premium payments surrendered which were received by us during the contract years prior to the surrender. The applicable percentage which is applied to the premium payments surrendered is determined by the following tables.

Surrender charge (as a percentage of amounts surrendered):

Number of completed contract years since each premium payment was made	Surrender charge applied to all premium payments received in that contract year
0 (year of premium payment)	6%
1	6%
2	6%
3	5%
4	4%
5	3%
6	2%
7 and later	0

Each premium payment begins in year 0 for purposes of calculating the percentage applied to that premium payment. However, premium payments are added together by contract year for purposes of determining the applicable surrender charge. If your contract year begins April 1 and ends March 31 the following year, all premium payments received during that period are considered to have been made in that contract year.

For purpose of calculating surrender charges, we assume that surrenders and transfers are made in the following order:

•	first from premium payments no longer subject to a surrender charge;

•	then from the free surrender privilege (first from the earnings, then from the oldest premium payments (i.e., on a first-in, first-out basis)) described in this section; and

•	then from premium payments subject to a surrender charge on a first-in, first-out basis.
NOTE:    Partial surrenders may be subject to both a surrender charge and a transaction fee.
Free Surrender Amount
The Free Surrender Amount may be surrendered without a surrender charge. This amount is the greater of:

•	earnings in the Contract (earnings equal accumulated value less unsurrendered premium payments as of the date of the surrender); or

•	10% of the premium payments, decreased by any partial surrenders, partial annuitizations, and deferred income transfers since the last Contract anniversary.
Any amount not taken under the Free Surrender Amount in a contract year is not added to the amount available under the Free Surrender Amount for any following contract year(s).
Unscheduled partial surrenders of the Free Surrender Amount may be subject to the transaction fee (see Transaction Fee).
When Surrender Charges Do Not Apply
The surrender charge does not apply to:

•	amounts applied under an annuity benefit payment option; or

•	deferred income transfers applied to a deferred income payment option; or

•	payment of any death benefit, however, the surrender charge does apply to premium payments made by a surviving spouse after an owner’s death; or

•
amounts distributed to satisfy the minimum distribution requirement of Section 401(a)9 of the Internal Revenue Code, provided that the amount surrendered does not exceed the minimum distribution amount which would have been calculated based on the value of this Contract alone; or

•
an amount transferred from a Contract used to fund an IRA to another annuity contract issued by the Company to fund an IRA of the participant’s spouse when the distribution is made pursuant to a divorce decree.

Waiver of Surrender Charge Rider (not applicable with Liquidity Max)
This rider is automatically added to the Contract at issue (subject to state approval and state variations may apply). There is no charge for this benefit.
This rider waives the surrender charge on surrenders made after the first Contract anniversary if the owner or annuitant has a critical need. A critical need includes confinement to a health care facility, terminal illness diagnosis, or total and permanent disability.
The benefits are available for a critical need if the following conditions are met:

•	the owner or annuitant has a critical need; and

•	the critical need did not exist before the contract issue date.
For the purposes of this rider, the following definitions apply:

•
health care facility — a licensed hospital or inpatient nursing facility providing daily medical treatment and keeping daily medical records for each patient (not primarily providing just residency or retirement care). This does not include a facility owned or operated by the owner, annuitant or a member of their immediate family. If the critical need is confinement to a health care facility, the confinement must continue for at least 60 consecutive days after the contract issue date and the surrender must occur within 90 days of the confinement’s end. Notice must be provided within 90 days after confinement ends.

•
terminal illness — sickness or injury that results in the owner’s or annuitant’s life expectancy being 12 months or less from the date notice to receive a distribution from the Contract is received by the Company.

•	total and permanent disability — the owner or annuitant is unable to engage in any occupation for pay or profit due to sickness or injury.

Transaction Fee
To assist in covering our administration costs, we reserve the right to charge a transaction fee of the lesser of $25 or 2% of each unscheduled partial surrender after the 12th unscheduled partial surrender in a contract year. The transaction fee would be deducted from the accumulated value remaining in the investment option(s) from which the amount is surrendered, on a pro rata basis.
To assist in covering our administration costs or to discourage market timing, we also reserve the right to charge a transaction fee of the lesser of $25 or 2% of each unscheduled transfer after the first unscheduled transfer in a contract year. The transaction fee would be deducted from the investment option(s) from which the amount is transferred, on a pro rata basis.
If we elect to begin charging for the transaction fees, we will provide you with advance written notice.
Premium Taxes
Some states and other governmental entities charge premium taxes or other similar taxes. We pay these taxes and may make a deduction from your Contract accumulated value for them when you make a premium payment, request a surrender (total or partial), request application of the accumulated value (full or partial) to an annuity benefit payment option, or make a deferred income transfer. Premium taxes generally range from 0% in most states to as high as 3.50% (premium taxes, if any, will vary from state to state).
Annual Fee
Contracts with an accumulated value of less than $30,000 are subject to an annual Contract fee of the lesser of $30 or 2% of the accumulated value. Currently, we do not charge the annual fee if your accumulated value is $30,000 or more. If we elect to begin charging the annual fee if your accumulated value is $30,000 or more, we will provide you with advance written notice. If you own more than one variable annuity contract with us, all the Contracts you own or jointly own are aggregated, on each Contract’s anniversary, to determine if the $30,000 minimum has been met and whether that Contract will be charged. The fee is deducted from the investment option that has the greatest value. The fee is deducted on each Contract anniversary and upon total surrender of the Contract. The fee assists in covering administration costs, primarily costs to establish and maintain the records which relate to the Contract.
Separate Account Annual Expenses
Mortality and Expense Risks Charge
We assess each division with a daily charge for mortality and expense risks. The annual rate of the charge is 1.00% of the average daily net assets of the Separate Account divisions. We reserve the right to increase this charge to an annual maximum of 1.15% of the average daily net assets of the Separate Account divisions. We will provide prior written notice in the event that we decide to exercise our right to increase the annual charge. This charge is assessed only prior to the annuitization date. This charge is assessed daily when the value of a unit is calculated.
This charge is intended to compensate us for the mortality risk on the Contract. We have a mortality risk in that we guarantee payment of a death benefit in a single payment or under an annuity benefit payment option. We do not impose a surrender charge on a death benefit payment, which is an additional mortality risk.
This charge is also intended to cover our expenses, primarily related to operation of the Contract, including

•	furnishing periodic Contract statements, confirmations and other customer communications;

•	preparation and filing of regulatory documents (such as this prospectus);

•	preparing, distributing and tabulating proxy voting materials related to the underlying mutual funds; and

•	providing computer, actuarial and accounting services.
If the mortality and expense risks charge is not enough to cover our costs, we bear the loss. If the mortality and expense risks charge is more than our costs, the excess is profit to the Company.
Administration Charge
We assess each division with a daily Separate Account administration charge. The annual rate of the charge is 0.15% of the average daily net assets of the Separate Account divisions. We reserve the right to increase this charge to an annual maximum of 0.30% of the average daily net assets of the Separate Account divisions. We will provide prior written notice in the event that we decide to exercise our right to increase the annual charge. This charge is assessed only prior to the annuitization date. This charge is assessed daily when the value of a unit is calculated.

The administration charge is intended to cover our costs for administration of the Contract that are not covered in the mortality and expense risks charge, above.
If the administration charge is not enough to cover our costs, we bear the loss. If the administration charge is more than our costs, the excess is profit to the Company.
Liquidity Max
The current annual charge for this rider is 0.25% of the average daily net assets of the Separate Account divisions. We reserve the right to increase this charge to an annual maximum of 0.55% of the average daily net assets of the Separate Account divisions. We will provide prior written notice in the event that we decide to exercise our right to increase the annual charge for this rider.
If the Liquidity Max charge is not enough to cover our costs, we bear the loss. If the Liquidity Max charge is more than our costs, the excess is profit to the Company.
Optional Death Benefit Riders
Return of Premium Death Benefit Rider
The annual charge for this rider is 0.20% of the accumulated value. The charge is taken at the end of the calendar quarter at a quarterly rate of 0.05% of the average accumulated value during the calendar quarter. We reserve the right to increase this charge to an annual maximum of 0.35% (0.0875% quarterly) of the average accumulated value during the calendar quarter. The average quarterly accumulated value is equal to the accumulated value at the beginning of the calendar quarter plus the accumulated value at the end of the calendar quarter and the sum is divided by two.
The charge is deducted through the redemption of units from your accumulated value in the same proportion as the surrender allocation percentages. If this rider is purchased after the beginning of a quarter, this charge is prorated according to the number of days it is in effect during the quarter. Upon termination of this rider or upon your death (annuitant’s death, if the owner is not a natural person), this charge will be based on the number of days this rider is in effect during the quarter.
The rider charge is intended to reimburse us for the cost of the potentially greater death benefit provided by this rider.
Annual Step-Up Death Benefit Rider
The annual charge for this rider is 0.35% of the accumulated value. The charge is taken at the end of the calendar quarter at a quarterly rate of 0.0875% of the average accumulated value during the calendar quarter. We reserve the right to increase this charge to an annual maximum of 0.50% (0.1250% quarterly) of the average accumulated value during the calendar quarter. The average quarterly accumulated value is equal to the accumulated value at the beginning of the calendar quarter plus the accumulated value at the end of the calendar quarter and the sum is divided by two.
The charge is deducted through the redemption of units from your accumulated value in the same proportion as the surrender allocation percentages. If this rider is purchased after the beginning of a quarter, this charge is prorated according to the number of days it is in effect during the quarter. Upon termination of this rider or upon your death (annuitant’s death, if the owner is not a natural person), this charge will be based on the number of days this rider is in effect during the quarter.
The rider charge is intended to reimburse us for the cost of the potentially greater death benefit provided by this rider.
3. TRANSFERS AND SURRENDERS
Division Transfers

•	You may request an unscheduled transfer or set up a scheduled transfer by
•mailing your instructions to us;
•calling us at 1-800-852-4450 (if telephone privileges apply);
•faxing your instructions to us at 1-866-894-2093; or
•visiting www.principal.com.

•	You must specify the dollar amount or percentage to transfer from each division.

•	The minimum transfer amount is the lesser of $100 or the value of your division.

•	In states where allowed, we reserve the right to reject transfer instructions from someone providing them for multiple contracts for which he or she is not the owner.
Unscheduled Transfers
You may make unscheduled division transfers from one division to another division.

•	Transfer values are calculated using the price next determined after we receive your request in good order.

•
We reserve the right to impose a fee of the lesser of $25 or 2% of the amount transferred on each unscheduled transfer after the first unscheduled transfer in a contract year. If we elect to begin charging for the transaction fee, we will provide you with written notice at least 30 days in advance.

Limitations on Unscheduled Transfers. We reserve the right to reject excessive exchanges or purchases if the trade would disrupt the management of the Separate Account, any division of the Separate Account or any underlying mutual fund. In addition, we may suspend or modify transfer privileges at our sole discretion any time to prevent market timing efforts that could disadvantage other owners. These modifications could include, but not be limited to:

•	requiring a minimum time period between each transfer;

•	imposing the transaction fee;

•	limiting the dollar amount that an owner may transfer at any one time; or

•	not accepting transfer requests from someone providing requests for multiple contracts for which he or she is not the owner.
Scheduled Transfers (Dollar Cost Averaging)

•	You may elect to have transfers made on a scheduled basis.

•	There is no charge for scheduled transfers and no charge for participating in the scheduled transfer program.

•	You must specify the dollar amount of the transfer.

•	You select the transfer date (other than the 29th, 30th or 31st) and the transfer period (monthly, quarterly, semi-annually or annually).

•	If the selected date is not a valuation date, the transfer is completed on the next valuation date.

•	If you want to stop a scheduled transfer, you must provide us notice prior to the date of the scheduled transfer.

•	Transfers continue until your value in the division is zero or we receive notice to stop the transfers.

•
The number of divisions available for simultaneous transfers will never be less than two. When we have more than two divisions available, we reserve the right to limit the number of divisions from which simultaneous transfers are made.

Scheduled transfers are designed to reduce the risks that result from market fluctuations. The transfers do this by spreading out the allocation of your money to investment options over a longer period of time. This allows you to reduce the risk of investing most of your money at a time when market prices are high. The results of this strategy depend on market trends and are not guaranteed.
Example:

Month	Amount Invested	Share Price	Shares Purchased
January	$100	$25.00	4
February	$100	$20.00	5
March	$100	$20.00	5
April	$100	$10.00	10
May	$100	$25.00	4
June	$100	$20.00	5
Total	$600	$120.00	33

In the example above, the average share price is $20.00 [total of share prices ($120.00) divided by number of purchases (6)]. The average share cost is $18.18 [amount invested ($600.00) divided by number of shares purchased (33)].
Automatic Portfolio Rebalancing (APR)

•	APR allows you to maintain a specific percentage of your Separate Account division value in specified divisions over time.

•	You may elect APR at any time after the examination offer period has expired.

•	APR is not available if you have arranged scheduled transfers from the same division.

•	There is no charge for APR transfers and no charge for participating in the APR program.

•	APR will be done on the frequency you specify:
•quarterly (on a calendar year or contract year basis); or
•semiannually or annually (on a contract year basis).

•	You may rebalance by
•mailing your instructions to us;
•calling us at 1-800-852-4450 (if telephone privileges apply);
•faxing your instructions to us at 1-866-894-2093; or
•visiting www.principal.com.

•	Divisions are rebalanced at the end of the next valuation period following your request.

Example:
You elect APR to maintain your Separate Account division value with 50% in the LargeCap Growth division and 50% in the Government & High Quality Bond division. At the end of the specified period, 60% of the accumulated value is in the LargeCap Growth division, with the remaining 40% in the Government & High Quality Bond division. By rebalancing, units from the LargeCap Growth division are redeemed and applied to the Government & High Quality Bond division so that 50% of the Separate Account division value is once again in each division.

Deferred Income Transfers
If your contract includes the Deferred Income Rider, you may make deferred income transfers to purchase deferred income payments.

•	Deferred income transfers are not allowed during the first two contract years.

•	Deferred income transfer values are calculated using the price next determined after we receive your request in good order.

•	Minimum initial deferred income transfer is $5,000 and $1,000 for each subsequent deferred income transfer.

•	Maximum number of deferred income transfers is 15 per year and 125 total for the life of the Contract.

•
A deferred income transfer may be canceled within 10 days after receipt of the deferred income confirmation for that deferred income transfer. After these 10 days, you cannot access this amount except through receipt of the future stream of income payments under the deferred income payment option you elected. The deferred income transfers are maintained in the Company’s General Account and are guaranteed solely by the claims paying ability of the Company.

See 4. DEFERRED INCOME RIDER for additional information.
Surrenders
You may surrender all or part your Contract accumulated value by providing us notice. Surrender requests may be sent to us at:
Principal Life Insurance Company
P O Box 9382
Des Moines, Iowa 50306-9382
Surrenders result in the redemption of units and your receipt of the value of the redeemed units minus any applicable surrender charge and fees. Surrender values are calculated using the price next determined after we receive your request in good order. Surrenders from the Separate Account are generally paid within seven days of the effective date of the request for surrender (or earlier if required by law). However, certain delays in payment are permitted (see 7. ADDITIONAL INFORMATION ABOUT THE CONTRACT). Surrenders before age 59½ may involve an income tax penalty (see 8. FEDERAL TAX MATTERS).
You may specify surrender allocation percentages with each partial surrender request. If you do not provide us with specific percentages, we will use your premium payment allocation percentages for the partial surrender. Surrenders may be subject to a surrender charge (see 2. CHARGES AND DEDUCTIONS).
Total Surrender with Deferred Income Rider
When deferred income transfers have not been made:

•	You may surrender the Contract at any time before the annuitization date.

•	Surrender values are calculated using the price next determined after we receive your request in good order.

•	The cash surrender value is your accumulated value minus any applicable surrender charges and fee(s) (Contract fee and/or prorated share of the charge(s) for optional rider(s)).

•	We reserve the right to require you to return the Contract.

•
If you have collaterally assigned this Contract, you must obtain written consent of all collateral assignees prior to surrender. A collateral assignment is an agreement under which you assign these annuity benefits to a lender as collateral for a loan.

When deferred income transfers have been made:

•
You may surrender the Contract accumulated value at any time before the annuitization date. Except for the Deferred Income Rider and its benefits, all other Contract provisions will then change to inactive contract status.  Any deferred income payments will be paid according to the deferred income payment option and frequency you selected. If the Contract changes to inactive contract status during the deferred income transfer 10 day cancellation period and you elect to cancel that deferred income transfer, the Contract will return to active status. See 4. DEFERRED INCOME RIDER for additional information.

•	Surrender values are calculated using the price next determined after we receive your request in good order.

•	The cash surrender value is your accumulated value minus any applicable surrender charges and fee(s) (Contract fee and/or prorated share of the charge(s) for optional rider(s)).

•	The written consent of all collateral assignees must be obtained prior to surrender.
Total Surrender without Deferred Income Rider

•	You may surrender the Contract at any time before the annuitization date.

•	Surrender values are calculated using the price next determined after we receive your request in good order.

•	The cash surrender value is your accumulated value minus any applicable surrender charges and fee(s) (Contract fee and/or prorated share of the charge(s) for optional rider(s)).

•	We reserve the right to require you to return the Contract.

•	The written consent of all collateral assignees must be obtained prior to surrender.
Unscheduled Partial Surrender

•	You may surrender a part of your accumulated value at any time before the annuitization date.

•	You must specify the dollar amount of the surrender (which must be at least $100).

•	The surrender is effective at the end of the valuation period during which we receive your written request for surrender.

•	The surrender is deducted from your investment options according to your surrender allocation percentages.

•	If surrender allocation percentages are not specified, we use your premium payment allocation percentages.

•	We surrender units from your investment options to equal the dollar amount of the surrender request plus any applicable surrender charge and transaction fee, if any.

•	We will not allow an unscheduled partial surrender that will result in your accumulated value being less than $5,000; we reserve the right to increase this amount up to and including $10,000.

•	The written consent of all collateral assignees must be obtained prior to surrender.
Scheduled Partial Surrender

•	You may elect partial surrenders from any of your investment options on a scheduled basis.

•	Your accumulated value must be at least $5,000 when the scheduled partial surrenders begin.

•	You may specify monthly, quarterly, semi-annually or annually and choose a surrender date (other than the 29th, 30th or 31st).

•	If the selected date is not a valuation date, the partial surrender is completed on the next valuation date.

•	We surrender units from your investment options to equal the dollar amount of the partial surrender request plus any applicable partial surrender charge.

•	The partial surrenders continue until your value in the investment option is zero or we receive written notice to stop the partial surrenders.

•	The written consent of all collateral assignees must be obtained prior to partial surrender.

4. DEFERRED INCOME RIDER
The Deferred Income Rider is automatically issued at no additional cost when:
•the owner and annuitant are the same (except for a non-natural owner);
•the Contract does not have joint owners and/or joint annuitants; and
•for qualified contracts, the issue age is less than 67.
This rider allows you to move all or a portion of your accumulated value to a deferred income payment option, which provides you a stream of income payments starting on the income start date. You may not make any deferred income transfers until after the second Contract anniversary. Deferred income transfers are not subject to surrender charges.
Before making deferred income transfers, you should consider your liquidity needs because deferred income transfers cannot be surrendered; those amounts are accessible only through the future stream of fixed income payments created by deferred income transfers.
When a deferred income transfer is made, amounts in your Contract are moved from the Separate Account divisions to the General Account. With the amounts in the Separate Account divisions, you receive the benefit of investment gain or risk of investment loss rather than the Company. The deferred income transfers are maintained in our General Account and are guaranteed solely by the claims-paying ability of Principal Life Insurance Company.
While we guarantee future deferred income payments based on amounts transferred to the Deferred Income Rider and a variety of other factors, as described in this prospectus, we do not guarantee that the deferred income payments will be sufficient to provide you with a secure retirement. The level of deferred income payments necessary to secure your future is a subjective determination that only you, in conjunction with your financial advisor, can make. As a result, we strongly recommend that you consult with your financial advisor when determining the amount and timing of the deferred income transfers.
Deferred Income Rider Terms
We use the following definitions to describe the features of this rider.
deferred income death benefit - death benefit payable under the Deferred Income Rider if death occurs prior to the income start date. This death benefit equals the total of deferred income transfers made.

deferred income payment option - an option under which deferred income payments are made in accordance with the provisions of the rider. The list of available options is set forth in the deferred income payment options provision. The deferred income payment option is elected at the time of the initial deferred income transfer request. After the initial deferred income transfer has been processed and the 10 day cancellation period has expired, the deferred income payment option cannot be changed.

deferred income transfers - moving a portion of your accumulated value to purchase a deferred income payment.
designated payee - the person(s) you name to receive deferred income payments. In the absence of a named designated payee, you will receive the deferred income payments.

deferred income payment - the periodic amount payable by us under the rider.

inactive contract status - this status applies when at least one deferred income transfer has been made and the Contract accumulated value is reduced to zero. Except for the Deferred Income Rider and its benefits, all other rights and benefits under the Contract (including death benefits) end, and no additional premium payments will be accepted.
income start date - the date deferred income payments begin. You select the income start date at the time of your initial deferred income transfer request. The income start date must be at least 13 contract months after the last deferred income transfer is made and can be no later than the earlier of: (a) 30 years from your initial deferred income transfer; or (b) age 95 (for non-qualified) or age 70½ (for qualified).

remaining guaranteed benefit - the benefit, if any, to be paid if the annuitant dies after the income start date. The remaining guaranteed benefit, if any, is described in the applicable deferred income payment option.
Deferred Income Transfers
If your contract includes the Deferred Income Rider, you may make deferred income transfers. Deferred income transfer amounts are used to determine the amount of the deferred income payments.

•	Deferred income transfers will be treated as partial surrenders under the contract.

•	Deferred income transfers are not subject to surrender charges and neither federal nor state income taxes are withheld; however, deferred income transfers are subject to applicable premium taxes.

•	Deferred income transfers are not allowed during the first two contract years.

•	You cannot make deferred income transfers if there are joint owners and/or joint annuitants.

•	You can make deferred income transfers only when the owner and annuitant are the same (except for a non-natural owner, in which case they can be different).

•	If there is an ownership change after deferred income transfers have been made, no additional deferred income transfers can be made.

•	Deferred income transfer amounts are calculated using the price next determined after we receive your request in good order.

•	Minimum initial deferred income transfer is $5,000 and $1,000 for each subsequent deferred income transfer.

•	Maximum number of deferred income transfers is 15 per year and 125 total for the life of the Contract.

•
The deferred income transfers may be canceled within 10 days after receipt of the deferred income confirmation. After these 10 days, you cannot access these amounts except through receipt of the future stream of income payments under the deferred income payment option you elected. The deferred income transfers are maintained in the Company’s General Account and are guaranteed solely by the claims paying ability of the Company.

Initial Deferred Income Transfer
The initial deferred income transfer cannot be made prior to the second Contract anniversary and must meet the deferred income transfer limits. At the time of the initial deferred income transfer, you will elect the deferred income payment option, the frequency of deferred income payments, and the income start date. At this time, you may also elect one of the optional cost of living adjustment features described later in this section. The deferred income payments will be based on the annuitant under the Contract at the time of the initial deferred income transfer. Unless the initial deferred income transfer is canceled as described in this section, the annuitant cannot be changed once the initial deferred income transfer has been made.
Subsequent Deferred Income Transfers
You may make one or more deferred income transfers after the initial deferred income transfer; however, all deferred income transfers must occur at least 13 contract months prior to the income start date. For each additional deferred income transfer after the initial deferred income transfer, we will use the then current purchase rates to determine the additional deferred income payment amount. However, deferred income payments purchased by additional deferred income transfers will not be less than those that would be purchased for any paid-up deferred annuity contract we offer at the same time to the same class of annuitants.
Deferred income transfers made after the initial deferred income transfer will not change the income start date, the deferred income payment option, or the frequency of deferred income payments.
Deferred Income Transfer Cancellation Period
When you make a deferred income transfer, we will provide written acknowledgement of the deferred income transfer amount. This acknowledgement will include the amount of the deferred income transfer, the amount by which the deferred income payment increased, the deferred income payment option and income start date. Within 10 days after you receive the acknowledgment, you may cancel the additional deferred income transfer. If a deferred income transfer is canceled, we will allocate that deferred income transfer amount to the investment options according to the premium allocation instructions on file or as you instruct us. The deferred income transfer amount will be allocated to the investment options on the next valuation period after your cancellation request is received in good order. If you cancel a deferred income transfer, you may not make another deferred income transfer for 90 days from the date that the deferred income transfer was canceled.

Inactive Contract Status (only for contracts with the Deferred Income Rider)
In the event that the Contract accumulated value reduces to zero, and deferred income transfers have been made, the Deferred Income Rider benefits will continue, but all other rights and benefits under the Contract (including the death benefits) will end, and no additional premium payments will be accepted.
Income Start Date
Deferred income payments will begin on the income start date you select. The income start date must be at least 13 contract months after the last deferred income transfer is made and can be no later than the earlier of: (a) 30 years from your initial deferred income transfer; or (b) age 95 (for non-qualified) or age 70½ (for qualified).
Income Start Date Change
While this rider is in force and prior to the initial income start date, you may make a one-time election to change the original income start date. The original income start date may be accelerated or deferred. If the income start date is accelerated, the new income start date must be within 5 contract years prior to the original income start date but no earlier than 13 contract months after the last deferred income transfer. If the income start date is deferred, the new income start date must be within the earlier of (a) 5 contract years after the original income start date; or (b) age 95 (for non-qualified) or age 70½ (for qualified).
To accelerate the income start date, your election must be made at least 60 days prior to the new income start date. To defer the income start date, your election must be made at least 60 days prior to the original income start date. The change will be effective on the date we receive your notice.
If you change the income start date, future deferred income payments will also change. A change to an earlier date may result in a decrease in the deferred income payment amount and a change to a later date may result in an increase in the deferred income payment amount. Deferred income payments will be adjusted based on the mortality table, interest rate, and interest rate change adjustment shown on the data page such that the current value of the new deferred income payments with the new income start date is equivalent to the value of the original deferred income payments with the original income start date.
Deferred income payments adjusted because of an income start date change will comply with IRS required minimum distribution rules.
An income start date change will not change the deferred income payment option or the frequency of deferred income payments.
Deferred Income Payments
If the annuitant is alive on the income start date, we will begin paying deferred income payments to you or your designated payee.
Deferred income payments are based on:

1.	The deferred income transfers made;

2.	The income start date you selected;

3.	The deferred income payment option and the frequency of deferred income payments you elected;

4.	The annuitant's gender (unless not permitted under applicable unisex laws) and attained age for each deferred income transfer made; and

5.	The current interest rate environment for each deferred income transfer made.
The amount of your deferred income payment will be provided in a confirmation after each deferred income transfer.
It is possible that the deferred income payment amount you will receive may be higher or lower than the amount you might receive if you purchased a similar product offered by us or by another company. When making a deferred income transfer, you should consider payment amounts for similar products, as well as your future income needs, contract terms, the claims paying ability of the insurance company and your tax situation.

Deferred Income Payment Options
You may elect to receive deferred income payments from one of the following deferred income payment options.
SINGLE LIFE INCOME: Beginning on the income start date, we will pay the deferred income payment, at the frequency you elect, as long as the annuitant is alive. The deferred income payment will end with the payment just before the annuitant’s death. There is no remaining guaranteed benefit payable under this deferred income payment option when the annuitant dies.
SINGLE LIFE INCOME WITH GUARANTEED PERIOD: Beginning on the income start date, we will pay the deferred income payment, at the frequency you elect, as long as the annuitant is alive. You may select a guaranteed period between 5 and 30 years. The deferred income payment will end with the payment just before the annuitant’s death. If the annuitant dies after the income start date but before the end of the guaranteed period, we will pay the remaining guaranteed benefit. The remaining guaranteed benefit is the continuation of the deferred income payment, at the same frequency until the end of the guaranteed period.
SINGLE LIFE INCOME WITH CASH REFUND: Beginning on the income start date, we will pay the deferred income payment, at the frequency you elect, as long as the annuitant is alive. The deferred income payment will end with the payment just before the annuitant’s death. If the annuitant dies after the income start date and the total of all deferred income payments received is less than the total of all deferred income transfers made since the contract issue date, we will pay the remaining guaranteed benefit. The remaining guaranteed benefit is paid as a lump sum and is the total of all deferred income transfers made since the contract issue date less the total of all deferred income payments received since the income start date.
SINGLE LIFE INCOME WITH INSTALLMENT REFUND: Beginning on the income start date, we will pay the deferred income payment, at the frequency you elect, as long as the annuitant is alive. The deferred income payment will end with the payment just before the annuitant’s death. If the annuitant dies after the income start date and the total of all deferred income payments received is less than the total of all deferred income transfers made since the contract issue date, we will pay the remaining guaranteed benefit. The remaining guaranteed benefit is the continuation of the deferred income payment at the same frequency until the total of all deferred income payments made since the income start date equals the total of all deferred income transfers received since the contract issue date.
Deferred Income Payment Advancement
The deferred income payment advancement feature is not available prior to the income start date. Advanced deferred income payments are only available if deferred income payments are being paid monthly and the contract is not subject to required minimum distribution rules established under the Internal Revenue Service.
After the income start date, you may elect to receive a lump sum payment of up to six deferred income payments in advance by providing notice to us. You will not receive deferred income payments during the months for which payments have been advanced.
You may receive advanced deferred income payments in a lump sum four times during the life of the contract. Monthly deferred income payments must resume before you will be allowed to exercise this option again.
If the annuitant dies before monthly deferred income payments resume, any advanced deferred income payments that would not have been paid after the death of the annuitant must be returned to us.
Please consult a tax advisor about any possible tax consequences before you exercise this option.
Optional Cost of Living Adjustment Features
At the time of the initial deferred income transfer, you may elect one of the optional cost of living adjustment features in this section. This election will apply to all deferred income transfers and cannot be changed. After the income start date, these features allow for potential increases to the deferred income payment amounts you receive. While there is no charge for these features, the election of either of these features will result in a lower deferred income payment in the early years that deferred income payments are made than if you had not elected the feature.

Optional CPI-U Based Adjustment
At the time of the initial deferred income transfer, you may elect a deferred income payment adjustment based on the all-item Consumer Price Index for All Urban Consumers (CPI-U), as published by the United States Department of Labor. If you elect the optional CPI-U based adjustment feature, you may not elect the optional fixed percentage adjustment feature described in this section.
If you elect this optional feature, on each anniversary of the income start date, we will determine a new deferred income payment equal to:

1.	The deferred income payment on the income start date, multiplied by

2.	The CPI-U value for the month that is three calendar months preceding the current anniversary of the income start date, divided by

3.	The CPI-U value for the month that is three calendar months preceding the income start date.
If the new deferred income payment would be less than the current deferred income payment, no change will be made.
If the originally published CPI-U value for any month is later revised, we will not recalculate the value.
We reserve the right to substitute what we believe is an appropriate index for the CPI-U if:

1.	The CPI-U is discontinued, delayed, or otherwise not available for this use; or

2.	The composition or base of, or method of calculating, the CPI-U changes so that we consider it not appropriate for calculating future changes.
Optional Fixed Percentage Adjustment
At the time of the initial deferred income transfer, you may elect an annual deferred income payment adjustment based on a fixed percentage. You may elect a fixed percentage between 1% and 5% (whole percentages only) on which the adjustment will be based. Once elected, the fixed percentage is set and may not be changed. If you elect the optional fixed percentage adjustment feature, you may not elect the optional CPI-U based adjustment feature previously described.
If you elect this optional feature, on each anniversary of the income start date, the deferred income payment will increase by the fixed percentage you elected. On each anniversary of the income start date, the deferred income payment for that year equals the prior year’s deferred income payment multiplied by (1 + the fixed percentage).
Death Provisions of the Deferred Income Rider
Death Occurs Prior to the Income Start Date
Prior to the income start date, upon the death of the owner who is also the annuitant and causes a death benefit to be payable under the Contract, this rider terminates and any deferred income death benefit will be added to the death benefit provided under the Contract. If the spouse continues the Contract, the rider also terminates and any deferred income death benefit will be added to the death benefit provided under the Contract and will be credited to the investment options in accordance with the then current premium allocation instructions under the Contract.
Prior to the income start date, upon the death of an owner who is not also the annuitant, this rider terminates and the deferred income death benefit will be added to the death benefit otherwise provided under the Contract. However, if the spouse continues the Contract, the deferred income death benefit is not payable and the benefits under this rider will continue.
Prior to the income start date, upon the death of the annuitant who is not also the owner and does not cause a death benefit to be payable under the Contract, this rider terminates. Any deferred income death benefit will be added to the death benefit otherwise provided under the Contract and will be credited to the investment options in accordance with the then current premium allocation instructions under the Contract.
Prior to the income start date, upon the death of the annuitant who is not also the owner and causes a death benefit to be payable under the Contract (non-natural owner), this rider terminates. Any deferred income death benefit will be added to the death benefit otherwise provided under the Contract.
In the event a death benefit is paid under this rider prior to the income start date and the accumulated value of the Contract is zero, any death benefit payable under this rider will be paid to any beneficiary(ies) in a lump sum.

Death Occurs After the Income Start Date
Upon the death of the annuitant on or after the income start date, deferred income payments will stop unless such death occurs prior to the deferred income payment guaranteed period end date or there is a remaining guaranteed death benefit. In that case, deferred income payments will continue to be paid to the designated beneficiary as described in the applicable deferred income payment option provision.
Upon the death of an owner on or after the income start date, any remaining portion of the interest in the deferred income payments will be distributed at least as rapidly as under the method of distribution used as of the date of death.
Notice of Death
We must be notified immediately of the death of any owner(s) and any annuitant(s). We are entitled to immediately recover any overpayment made because of failure to give us immediate notice of any such death. We are not responsible for any misdirected payments which result from a failure to immediately notify us of any such death.
Summary Report
When deferred income transfers have been made, at least once a year, we will send you a summary of the contract activity and values, including the following information:

1.	The beginning and end dates of the current period;

2.	The deferred income transfers made, by date received;

3.	The deferred income payment purchased by each deferred income transfer during the current period;

4.	The income start date;

5.	The deferred income payment option; and

6.	The amount of the deferred income death benefit, if any, at the end of the then current period.
Additional summaries will be provided to you upon request. Any charge associated with providing additional summaries will not exceed $25.00.
Termination
This rider will terminate when one of the following occurs:

1.	The contract terminates; or

2.	Upon a death that results in termination of this rider, as described in the Death Provisions of the Deferred Income Rider.
Delay of Deferred Income Transfer
Deferred income transfers are generally completed within seven calendar days after our receipt of your request. However, a deferred income transfer may be deferred during any period when the right to sell mutual fund shares is suspended as permitted under provisions of the Investment Company Act of 1940 (as amended).
The right to sell shares may be suspended during any period when:

•	trading on the NYSE is restricted as determined by the SEC or when the NYSE is closed for other than weekends and holidays; or

•	an emergency exists, as determined by the SEC, as a result of which:

•	disposal by a mutual fund of securities owned by it is not reasonably practicable;

•	it is not reasonably practicable for a mutual fund to fairly determine the value of its net assets; or

•	the SEC permits suspension for the protection of security holders.
If a deferred income transfer is delayed, the deferred income transfer will be processed on the first valuation date following the expiration of the permitted delay unless we receive your written instructions to cancel your deferred income transfer. Your written instruction must be received in the home office prior to the expiration of the permitted delay. The transaction will be completed within seven business days following the expiration of a permitted delay.

5. THE ANNUITIZATION PERIOD
Annuitization Date
You may specify an annuitization date on your application. You may change the annuitization date with our prior approval. The request must be in writing. You may not select an annuitization date that is prior to the first Contract anniversary or after the maximum annuitization date (the later of age 85 or ten years after the contract issue date; state variations may apply) found on the data page. If you do not specify an annuitization date, the annuitization date is the maximum annuitization date shown on the data page.
Full Annuitization
Any time after the first contract year, you may annuitize your Contract by electing to receive payments under an annuity benefit payment option. If the accumulated value on the annuitization date is less than $2,000 or if the amount applied under an annuity benefit payment option is less than the minimum requirement, we may pay out the entire amount in a single payment. The Contract would then be canceled unless deferred income transfers have been made (see 4. DEFERRED INCOME RIDER). You may select when you want the payments to begin (within the period that begins the business day following our receipt of your instruction and ends one year after our receipt of your instructions).
Once payments begin under the annuity benefit payment option you choose, the option may not be changed. In addition, once payments begin, you may not surrender or otherwise liquidate or commute any of the portion of your accumulated value that has been annuitized.
Depending on the type of annuity benefit payment option selected, payments that are initiated either before or after the annuitization date may be subject to tax penalties (see 8. FEDERAL TAX MATTERS). You should consider this carefully when you select or change the annuity benefit payment commencement date.
Partial Annuitization
You have the right to partially annuitize a portion of your accumulated value. After the first contract year and prior to the annuitization date, you may annuitize a portion of your accumulated value by sending us a notice.
The minimum partial annuitization amount is $2,000. Any partial annuitization request that reduces the accumulated value to less than $5,000 will be treated as a request for full annuitization. If the amount applied to a benefit option results in an annuity income payment that is less than the minimum requirement, we reserve the right to change the frequency of your income payments to an interval that will result in a payment amount of at least the minimum requirement.
You may select one of the annuity benefit payment options listed below. Once payments begin under the option you selected, the option may not be changed. In addition, once payments begin you may not surrender or otherwise liquidate or commute any portion of your accumulated value that has been annuitized.
Annuity Benefit Payment Options
We offer fixed annuity benefit payments only. No surrender charge is imposed on any portion of your accumulated value that has been annuitized.
You may choose from several fixed annuity benefit payment options. Payments will be made on the frequency you choose. You may elect to have your annuity benefit payments made on a monthly, quarterly, semiannual or annual basis. The dollar amount of the payments is specified for the entire payment period according to the option selected. There is no right to take any total or partial surrenders after the annuitization date. The fixed annuity benefit payment must begin within one year of the annuity benefit election.
The amount of the fixed annuity benefit payment depends on the:

•	amount of accumulated value applied to the annuity benefit payment option;

•	annuity benefit payment option selected;

•	age and gender of the annuitant (unless fixed income option is selected);

•	frequency of the annuity benefit payments; and

•	duration of the annuity benefit payments.
The amount of the initial payment is determined by applying all or a portion of the accumulated value, less any applicable premium tax and other expenses, as of the date of the application to the annuity table for the annuitant’s annuity benefit payment option, gender, and age. Minimum annuity benefit payment amounts will be based on the 2012 Individual Annuity Mortality Period Life Table as stated in the Contract. This basis is guaranteed for the life of the Contract for the following fixed annuity benefit payment options: Life Income, Life Income with Period Certain, Joint and Survivor Life Income, and Joint and Survivor Life Income Period Certain. Other annuity benefit payment options may be available without this guaranteed basis.
Annuity benefit payments generally are higher for male annuitants than for female annuitants with an otherwise identical Contract. This is because statistically females have longer life expectancies than males. In certain states, this difference may not be taken into consideration in determining the payment amount. Additionally, Contracts with no gender distinctions are made available for certain employer-sponsored plans because, under most such plans, gender discrimination is prohibited by law.
The frequency and duration of the annuity benefit payments affect the income amount received. The annuity benefit payments generally are lower if you receive payments more frequently. For example, monthly payments generally will be lower than quarterly payments. Generally, all other factors being equal, the longer the duration of annuity benefit payments, the lower the annuity benefit payments amounts and the shorter the duration, the higher the annuity benefit payment amounts.
You may select an annuity benefit payment option by written request only. Your selection of an annuity benefit payment option for a partial annuitization must be in writing and may not be changed after payments begin. Your selection of an annuity benefit payment option for any portion not previously annuitized may be changed by written request prior to the annuitization date.
If an annuity benefit payment option is not selected, we will automatically apply:

•	for Contracts with one annuitant — Life Income with payments guaranteed for a period of 10 years.

•	for Contracts with joint annuitants — Joint and Full Survivor Life Income with payments guaranteed for a period of 10 years.
The available annuity benefit payment options for both full and partial annuitizations include:

•
Life Income – Level payments continue for the annuitant’s lifetime. If you defer the first payment date, it is possible that you would receive no payments if the annuitant dies before the first payment date. NOTE: There is no death benefit value remaining and there are no further payments when the annuitant dies.

•
Life Income with Period Certain – Level payments continue during the annuitant’s lifetime with a guaranteed payment period of 5 to 30 years. If the annuitant dies before all of the guaranteed payments have been made, the guaranteed payments continue to you or the person(s) you designate until the end of the guaranteed payment period.

•
Joint and Survivor – Payments continue as long as either the annuitant or the joint annuitant is alive. You may also choose an option that lowers the amount of income after the death of a joint annuitant. It is possible that you would only receive one payment under this option if both annuitants die before the second payment is due. If you defer the first payment date, it is possible that you would receive no payments if both the annuitants die before the first payment date. NOTE: There is no death benefit value remaining and there are no further payments after both annuitants die.

•
Joint and Survivor with Period Certain – Payments continue as long as either the annuitant or the joint annuitant is alive with a guaranteed payment period of 5 to 30 years. You may choose an option that lowers the amount of income after the death of a joint annuitant. If both annuitants die before all guaranteed payments have been made, the guaranteed payments continue to you or the person(s) you designate until the end of the guaranteed payment period.

Other annuity benefit payment options may be available without the minimum annuity benefit payment amount guarantees described in the Contract. The annuity benefit payment amount will not be less than the annuity benefit payment amount that would be provided by using the accumulated value to purchase any single premium immediate annuity contract offered to the same class of annuitants. These options may include:

•
Fixed Period Income – Level payments continue for a fixed period. You may select a range from 5 to 30 years (state variations may apply). If the annuitant dies before the selected period expires, payments continue to you or the person(s) you designate until the end of the fixed period. Payments stop after all guaranteed payments are received.

•
Life with Cash Refund –Level payments continue for the annuitant’s lifetime. If the annuitant dies and the total of all payments received is less than the amount of the accumulated value applied, the balance is paid to you or the person(s) you designate.

•
Life with Installment Refund –Level payments continue for the annuitant’s lifetime. If the annuitant dies and the total of all payments received is less than the amount of the accumulated value applied, payments continue to you or the person(s) you designate until they equal the amount of the accumulated value applied.

Death of Annuitant (During the Annuitization Period)
If the annuitant dies during the annuity benefit payment period, remaining payments are made to the owner throughout the guaranteed payment period, if any, or for the life of any joint annuitant, if any. If the owner is the annuitant, remaining payments are made to the contingent owner. In all cases the person entitled to receive payments also receives any rights and privileges under the annuity benefit payment option.

6. DEATH BENEFIT
This Contract provides a death benefit upon the death of the owner. The Contract will not provide death benefits upon the death of an annuitant unless the annuitant is also an owner or the owner is not a natural person. If you have a Deferred Income Rider and have made at least one deferred income transfer, your death benefits will differ. For more information, see 4. DEFERRED INCOME RIDER.
Before the annuitization date, you may give us written instructions for payment under a death benefit option. If we do not receive your instructions, a death benefit is paid according to instructions from the beneficiary(ies). The beneficiary(ies) may elect to apply a death benefit under an annuity benefit payment option or receive a death benefit as a single payment. Generally, unless the beneficiary(ies) elects otherwise, we pay a death benefit in a single payment, subject to proof of your death.
No surrender charge applies when a death benefit is paid.
If the owner dies before the annuitization date, a death benefit is payable. The death benefit may be paid as either a single payment or under an annuity benefit payment option. If no election is made within the required period of time, the full amount will be paid in a lump sum to the applicable state. Once the money is paid to the applicable state, the beneficiary will have to contact the state to request additional assistance.
If the annuitant dies after the annuitization date, payments will continue only as provided by the annuity benefit payment option in effect.
The following tables illustrate the various situations and the resulting death benefit payment if death occurs before the annuitization date and while the accumulated value is greater than zero.

If you die and...	And...	Then...
You are the sole owner	Your spouse is not named as the sole primary beneficiary
The beneficiary(ies) receives the death benefit under the Contract.

If a beneficiary dies before you, upon your death we will make equal payments to the surviving beneficiaries unless you provided us with other written instructions. If no beneficiary(ies) survives you, the death benefit is paid to your estate in a single payment.

Upon your death, only your beneficiary’s(ies’) right to the death benefit will continue; all other rights and benefits under the Contract will terminate.

If...	And...	Then...
You are the sole owner	Your spouse is named as the sole primary beneficiary
Your spouse may either
a. continue the Contract; or
b. receive the death benefit under the Contract.

If a beneficiary dies before you, upon your death we will make equal payments to the surviving contingent beneficiaries unless you provided us with other written instructions. If no beneficiary(ies) survives you, the death benefit is paid to your estate in a single payment.

Unless your spouse elects to continue the Contract, only your spouse’s right to the death benefit will continue; all other rights and benefits under the Contract will terminate.

If you elected one of the optional death benefit riders, the rider will terminate at the original owner's death.

You are a joint owner	The surviving joint owner is not your spouse
The surviving owner receives the death benefit under the Contract.

Upon your death, only the surviving owner’s right to the death benefit will continue; all other rights and benefits under the Contract will terminate.

You are a joint owner	The surviving joint owner is your spouse
Your spouse may either
a. continue the Contract; or
b. receive the death benefit under the Contract.

Unless your surviving spouse owner elects to continue the Contract, upon your death, only your spouse’s right to the death benefit will continue; all other rights and benefits under the Contract will terminate.

If you elected one of the optional death benefit riders, the rider will terminate at the death of the first owner to die.

If the annuitant dies	The owner is not a natural person
The beneficiary(ies) receives the death benefit under the Contract.

If a beneficiary dies before the annuitant, upon the annuitant’s death we will make equal payments to the surviving beneficiaries unless the owner provided us with other written instructions.

Upon the annuitant’s death, only the beneficiary’s(ies’) right to the death benefit will continue; all other rights and benefits under the Contract will terminate.

Payment of Death Benefit
The death benefit is usually paid within five business days of our receiving all required documents (including proof of death) to process the claim. Payment is made according to benefit instructions provided by you. Some states require this payment to be made in less than five business days. Under certain circumstances, this payment may be delayed (see 7. ADDITIONAL INFORMATION ABOUT THE CONTRACT).

NOTE:	Proof of death includes: a certified copy of a death certificate; a certified copy of a court order; a written statement by a medical doctor; or other proof satisfactory to us.
The accumulated value remains invested in the divisions until the valuation period during which we receive the required documents. If more than one beneficiary is named, only one beneficiary must provide a document showing proof of death. Each beneficiary’s portion of the Contract death benefit (not including any deferred income death benefit) remains invested in the divisions until the valuation period during which we receive the required documents.

A beneficiary will be paid at the time he or she provides the required documents, including a claim form. Unless otherwise required by law, we pay interest on the death benefit from the first day the accumulated value is no longer invested in the divisions until payment is made. After payment of all of the death benefit (including any applicable interest), the Contract is terminated. However, if deferred income transfers have been made, see 4. DEFERRED INCOME RIDER .
Standard Death Benefit
The standard death benefit is automatically included at no additional cost with your Contract if you do not elect one of the optional death benefit riders. The standard death benefit is equal to your accumulated value on the date we receive proof of death and all required documents.
Optional Death Benefit Riders
We currently make available two optional death benefit riders so long as the oldest owner (or oldest annuitant if non-natural owner) is younger than age 71. The two optional death benefit riders are the Return of Premium Death Benefit Rider and the Annual Step-Up Death Benefit Rider. You may elect only one optional death benefit rider and this election is only available when you purchase the Contract. We reserve the right, in our sole discretion, to allow Contract owners to add a rider after issue and reserve the right to restrict the investment options available in one or both of these optional death benefit riders. If we exercise one or both of these rights, we will give written notice and our offer will not be unfairly discriminatory. There is an additional charge for the optional death benefit riders. See 2. CHARGES AND DEDUCTIONS for more information.
NOTE: If you do not elect one of the optional death benefit riders, the Standard Death Benefit will apply.
When available, an optional death benefit rider can only be elected at the time the Contract is issued.
If you elect one of the optional death benefit riders, the rider will terminate on the earliest of the following:

1.	the date we receive your request in good order to cancel it in our office (you may terminate this rider at any time); or

2.	the death of the owner; or

3.	the date the Contract owner is changed (unless changed to a non-natural owner); or

4.	the date the Contract accumulated value reduces to zero.
Once the optional death benefit rider you elected is terminated, it cannot be reinstated.
Return of Premium Death Benefit
The Return of Premium Death Benefit is an optional death benefit rider offered at the time of purchase. There is an additional charge for the optional Return of Premium Death Benefit rider. See 2. CHARGES AND DEDUCTIONS for more information.
If you elected this rider, the death benefit amount is the greater of a or b, where:

a =	the accumulated value on the date we receive proof of death and all required documents; and

b =
the total of premium payments minus an adjustment for each partial surrender (and any applicable surrender charges and fees) and minus an adjustment for each partial annuitization made prior to the date we receive proof of death and all required documents.

NOTE:
If an amount is transferred from the Deferred Income Rider back to the accumulated value (as described in 4. DEFERRED INCOME RIDER), this amount will impact the above death benefit similar to premium payments.

The adjustment for each partial surrender (and any applicable surrender charges and fees) and for each partial annuitization made prior to the date we receive proof of death and all required documents is equal to (x divided by y) multiplied by z, where:

x =	the amount of the partial surrender (and any applicable surrender charges and fees) or the amount of the partial annuitization; and

y =	the accumulated value immediately prior to the partial surrender or partial annuitization; and

z =	the amount determined in b above immediately prior to the partial surrender or partial annuitization.

Example:
Your accumulated value is $10,000 and you take a partial surrender of $2,000 (20% of your accumulated value). For purposes of calculating the death benefit, we reduce the amount determined in b above by 20%.

Annual Step-Up Death Benefit
The Annual Step-Up Death Benefit is an optional death benefit rider offered at the time of Contract issue. There is an additional charge for the optional Annual Step-Up Death Benefit rider. See 2. CHARGES AND DEDUCTIONS for more information.
If you elected this rider, the death benefit amount is the greatest of a, b or c, where:

a =	the accumulated value on the date we receive proof of death and all required documents;

b =
the total of premium payments minus an adjustment for each partial surrender (and any applicable surrender charges and fees) and minus an adjustment for each partial annuitization made prior to the date we receive proof of death and all required documents; and

c =
the highest accumulated value on any Contract anniversary prior to the Lock-In Date plus any premium payments since that Contract anniversary and minus an adjustment for each partial surrender (and any applicable surrender charges and fees) and minus an adjustment for each partial annuitization made after that Contract anniversary.

The Lock-In Date is the Contract anniversary following the oldest owner's 80th birthday (or annuitant, if non-natural owner). After the Lock-In Date, but prior to the annuitization date, the amount determined in c above will only be increased by any premium payments made since the Lock-In Date, and decreased by an adjustment for each partial surrender and/or partial annuitization made since the Lock-In Date.

NOTE:
If an amount is transferred from the Deferred Income Rider back to the accumulated value (as described in 4. DEFERRED INCOME RIDER), this amount will impact the above death benefit similar to premium payments.

The adjustment for each partial surrender (and any applicable surrender charges and fees) and for each partial annuitization made prior to the date we receive proof of death and all required documents is equal to (x divided by y) multiplied by z, where:

x =	the amount of the partial surrender (and any applicable surrender charges and fees) or the amount of the partial annuitization; and

y =	the accumulated value immediately prior to the partial surrender or partial annuitization; and

z =	the amounts determined in b or c above immediately prior to the partial surrender or partial annuitization.

Example:
Your accumulated value is $10,000 and you take a partial surrender of $2,000 (20% of your accumulated value). For purposes of calculating the death benefit, we reduce the amounts determined in b or c above by 20%.

7. ADDITIONAL INFORMATION ABOUT THE CONTRACT
The Contract
The entire Contract is made up of the Contract, amendments, riders and endorsements and data pages. Only our corporate officers can agree to change or waive any provisions of a Contract. Any change or waiver must be in writing and signed by an officer of the Company.
Delay of Payments
Surrendered amounts are generally disbursed within seven calendar days after we receive your instruction for a surrender in a form acceptable to us. This period may be shorter where required by law. However, payment of any amount upon total or partial surrender, death, annuitization of the accumulated value or the transfer to or from a division may be deferred during any period when the right to sell mutual fund shares is suspended as permitted under provisions of the Investment Company Act of 1940 (as amended).
The right to sell shares may be suspended during any period when:

•	trading on the NYSE is restricted as determined by the SEC or when the NYSE is closed for other than weekends and holidays; or

•	an emergency exists, as determined by the SEC, as a result of which:

•	disposal by a mutual fund of securities owned by it is not reasonably practicable;

•	it is not reasonably practicable for a mutual fund to fairly determine the value of its net assets; or

•	the SEC permits suspension for the protection of security holders.
If payments are delayed, the transfer will be processed on the first valuation date following the expiration of the permitted delay unless we receive your written instructions to cancel your surrender, annuitization, or transfer. Your written instruction must be received in the home office prior to the expiration of the permitted delay. The transaction will be completed within seven business days following the expiration of a permitted delay.
In addition, we reserve the right to defer payment of that portion of your accumulated value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 business days) to allow the check to clear the banking system.
Misstatement of Age or Gender
If the age or, where applicable, gender of the annuitant has been misstated, we adjust the annuity benefit payment and any deferred income payment under your Contract to reflect the amount that would have been payable at the correct age and gender. If we make any overpayment because of incorrect information about age or gender, or any error or miscalculation, we deduct the overpayment from the next payment or payments due. Underpayments are added to the next payment.
Assignment
If your Contract is part of your qualified plan, IRA, SEP, or SIMPLE-IRA, you may not assign ownership.
You may assign ownership of your non-qualified contract. Each assignment is subject to any payments made or action taken by the Company prior to our notification of the assignment. We assume no responsibility for the validity of any assignment. An assignment or pledge of a Contract may have adverse tax consequences.
An assignment must be made in writing and filed with us at our home office. Your rights, as well as those of the annuitant and beneficiary, are subject to any assignment on file with us. Any amount paid to an assignee is treated as a partial surrender and is paid in a single payment.
The Company may refuse any assignment or transfer at any time on a non-discriminatory basis and may refuse any assignment where it believes such assignment may cause the development of a trading market.
Change of Owner or Annuitant
If your Contract is part of your qualified plan, IRA, SEP, or SIMPLE-IRA you may not change either the owner or the annuitant.
You may change the owner and/or annuitant of your non-qualified contract at any time. Your request must be in writing and approved by us. After approval, the change is effective as of the date you signed the request for change. If ownership is changed, the benefits under certain riders may be affected.
If an annuitant who is not an owner dies while the Contract is in force, a new annuitant may be named unless the owner is a corporation, trust or other entity.
If you have the Deferred Income Rider and deferred income transfers have been made, the annuitant may not be changed. See 4. DEFERRED INCOME RIDER.

Beneficiary
While this Contract is in force, you have the right to name or change a beneficiary. This may be done as part of the application process or by sending us a written request. Unless you have named an irrevocable beneficiary, you may change your beneficiary designation by sending us notice.
Contract Termination
We reserve the right to terminate the Contract and make a single payment (without imposing any charges) to you if your accumulated value at the end of the accumulation period is less than $2,000, we will send you a notice to increase the accumulated value to $2,000 within 60 days. However, if deferred income transfers have been made, see 4. DEFERRED INCOME RIDER. Termination of the Contracts will not unfairly discriminate against any owner.
Reinstatement
Reinstatement is only available for full surrender of your Contract. You cannot reinstate a partial surrender, deferred income transfer (except during the 10 day cancellation period), or partial annuitization. If you return a partial surrender or partial annuitization, they will be considered new premium payments.
If you have requested to replace this Contract with an annuity contract from another company and want to reinstate this Contract, the following apply:

•	we reinstate the Contract effective on the original surrender date;

•	we apply the amount received from the other company (“reinstatement amount”) and the amount of the surrender charge you paid when you surrendered the Contract;

•	these amounts are priced on the valuation date the money from the other company is received by us;

•	commissions are not paid on the amounts reinstated; and

•	new data page is sent to your address of record.
Reports
We will mail to you a statement, along with any reports required by state law, of your current accumulated value at least once per year prior to the annuitization date. After the annuitization date, any reports will be mailed to the person receiving the annuity benefit payments.
Quarterly statements reflect purchases and redemptions occurring during the quarter as well as the balance of units owned and accumulated values.
Important Information About Customer Identification Procedures
To help the government fight the funding of terrorism and money laundering activities, Federal law requires financial institutions to obtain, verify, and record information that identifies each person who applies for a Contract. When you apply for a Contract, we will ask for your name, address, date of birth, and other information that will allow us to verify your identity. We may also ask to see your driver’s license or other identifying documents.
If concerns arise with verification of your identity, no transactions will be permitted while we attempt to reconcile the concerns. If we are unable to verify your identity within 30 days of our receipt of your original premium payment, the Contract will be terminated and any value surrendered in accordance with normal redemption procedures. We will not suspend your right of full redemption, or postpone the date of payment upon redemption except as permitted by Section 22(e) of the Investment Act of 1940 or as amended.
Frequent Trading and Market-Timing (Abusive Trading Practices)
This Contract is not designed for frequent trading or market timing activity of the investment options. If you intend to trade frequently and/or use market timing investment strategies, you should not purchase this Contract. The Company does not accommodate market timing.
We consider frequent trading and market timing activities to be abusive trading practices because they:

•	Disrupt the management of the underlying mutual funds by:

•	forcing the fund to hold short-term (liquid) assets rather than investing for long term growth, which results in lost investment opportunities for the fund; and

•	causing unplanned portfolio turnover;

•	Hurt the portfolio performance of the underlying mutual funds; and

•	Increase expenses of the underlying mutual fund and Separate Account due to:

•	increased broker-dealer commissions; and

•	increased record keeping and related costs.
If we are not able to identify such abusive trading practices, the abuses described above will negatively impact the Contract and cause investors to suffer the harms described.
We have adopted policies and procedures to help us identify and prevent abusive trading practices. In addition, the underlying mutual funds monitor trading activity to identify and take action against abuses. While our policies and procedures are designed to identify and protect against abusive trading practices, there can be no certainty that we will identify and prevent abusive trading in all instances. When we do identify abusive trading, we will apply our policies and procedures in a fair and uniform manner.
If we, or an underlying mutual fund that is an investment option with the Contract, deem abusive trading practices to be occurring, we will take action that may include, but is not limited to:

•	Rejecting transfer instructions from a Contract owner or other person authorized by the owner to direct transfers;

•
Restricting submission of transfer requests by, for example, allowing transfer requests to be submitted by 1st class U.S. mail only and disallowing requests made via the internet, by facsimile, by overnight courier or by telephone;

•	Limiting the number of unscheduled transfers during a contract year to no more than 12;

•
Prohibiting you from requesting a transfer among the divisions for a minimum of thirty days where there is evidence of at least one round-trip transaction (exchange or redemption of shares that were purchased within 30 days of the exchange/redemption) by you; and

•	Taking such other action as directed by the underlying mutual fund.
We support the underlying mutual funds right to accept, reject or restrict, without prior written notice, any transfer requests into a fund.
In some instances, a transfer may be completed prior to a determination of abusive trading. In those instances, we will reverse the transfer (within two business days of the transfer) and return the Contract to the investment option holdings it had prior to the transfer. We will give you notice in writing in this instance.
Distribution of the Contract
The Company has appointed Princor Financial Services Corporation (“Princor”) (Des Moines, Iowa 50392-0200), a broker-dealer registered under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority and affiliate of the Company, as the distributor and principal underwriter of the Contract. Princor is paid 6.5% of premium payments by the Company for the distribution of the Contract. Princor also may receive 12b-1 fees in connection with purchases and sales of mutual funds underlying the Contracts. Princor currently receives 12b-1 fees for Principal Variable Contracts Funds.
Princor is an affiliate of the Company. Both Princor and the Company are subsidiaries of Principal Financial Services, Inc.
Applications for the Contracts are solicited by registered representatives of Princor or such other broker-dealers as have entered into selling agreements with Princor. Such registered representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company intends to offer the Contract in all jurisdictions where it is licensed to do business and where the Contract is approved.
The distributor and/or its affiliates provide services to and/or funding vehicles for retirement plans and employer sponsored benefit programs. The distributor and its affiliates may pay a bonus or other consideration or incentive to intermediaries if a participant in such a retirement plan establishes a rollover individual retirement account with the assistance of a registered representative of an affiliate of distributor, if the intermediary sold the funding vehicle the retirement plan utilizes or if the intermediary subsequently became the broker of record with regard to the retirement plan. The distributor and its affiliates may pay a bonus or other consideration or incentive to intermediaries if an employee covered under an employer sponsored benefit program purchases a product from an affiliate of distributor with the assistance of a registered representative of an affiliate of distributor, if the intermediary sold the funding vehicle the employer sponsored benefit program utilizes or if the intermediary subsequently became the broker of record with regard to the employer sponsored benefit program.

The intermediary may pay to its financial professionals some or all of the amounts the distributor and its affiliates pay to the intermediary.
Performance Calculation
The Separate Account may publish advertisements containing information (including graphs, charts, tables and examples) about the hypothetical performance of its divisions for this Contract as if the Contract had been issued on or after the date the underlying mutual fund in which the division invests was first offered. The hypothetical performance from the date of the inception of the underlying mutual fund in which the division invests is calculated by reducing the actual performance of the underlying mutual fund by the fees and charges of this Contract as if it had been in existence.
The yield and total return figures described in this section vary depending upon market conditions, composition of the underlying mutual fund’s portfolios and operating expenses. These factors and possible differences in the methods used in calculating yield and total return should be considered when comparing the Separate Account performance figures to performance figures published for other investment vehicles. The Separate Account may also quote rankings, yields or returns as published by independent statistical services or publishers and information regarding performance of certain market indices. Any performance data quoted for the Separate Account represents only historical performance and is not intended to indicate future performance. For further information on how the Separate Account calculates yield and total return figures, see the SAI.
From time to time the Separate Account advertises its Money Market division’s “yield” and “effective yield” for these Contracts. Both yield figures are based on historical earnings and are not intended to indicate future performance. The “yield” of the division refers to the income generated by an investment in the division over a 7-day period (which period is stated in the advertisement). This income is then “annualized.” That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The “effective yield” is calculated similarly but, when annualized, the income earned by an investment in the division is assumed to be reinvested. The “effective yield” is slightly higher than the “yield” because of the compounding effect of the assumed reinvestment.
The Separate Account also advertises the average annual total return of its various divisions. The average annual total return for any of the divisions is computed by calculating the average annual compounded rate of return over the stated period that would equate an initial $1,000 investment to the ending redeemable accumulated value.
8. FEDERAL TAX MATTERS
The following description is a general summary of the tax rules, primarily related to federal income taxes, which in our opinion are currently in effect. These rules are based on laws, regulations and interpretations which are subject to change at any time. This summary is not comprehensive and is not intended as tax advice. Federal estate and gift tax considerations, as well as state and local taxes, may also be material. You should consult a tax advisor about the tax implications of taking action under a Contract or related retirement plan.
Taxation of Non-Qualified Contracts
Non-Qualified Contracts
Section 72 of the Internal Revenue Code governs the income taxation of annuities in general.

•	Premium payments made under non-qualified contracts are not excludable or deductible from your gross income or any other person’s gross income.

•
An increase in the accumulated value of a non-qualified contract owned by a natural person resulting from the investment performance of the Separate Account is generally not taxable until paid out as surrender proceeds, death benefit proceeds, or otherwise.

•	Generally, owners who are not natural persons are immediately taxed on any increase in the accumulated value.
The following discussion applies generally to Contracts owned by natural persons.

•	Surrenders or partial surrenders are taxed as ordinary income to the extent of the accumulated income or gain under the Contract.

•	The value of the Contract pledged or assigned is taxed as ordinary income to the same extent as a partial surrender.

•	Annuity benefit payments and deferred income payments:

•	The “investment in the Contract” is generally the total of the premium payments made.

•
The basic rule for taxing annuity benefit payments/deferred income payments is that part of each annuity benefit payment/deferred income payment is considered a nontaxable return of the investment in the Contract and part is considered taxable income. An “exclusion ratio” is applied to each annuity benefit payment/deferred income payment to determine how much of the payment is excludable from gross income. The remainder of the annuity benefit payment/deferred income payment is includable in gross income for the year received.

•	After the premium payment(s) in the Contract is paid out, the full amount of any annuity benefit payment/deferred income payment is taxable.
For purposes of determining the amount of taxable income resulting from distributions, all Contracts and other annuity contracts issued by us to the same owner within the same calendar year are treated as if they are a single contract.
Transfer of ownership may have tax consequences to the owner. Please consult with your tax advisor before changing ownership of your Contract.
Required Distributions for Non-Qualified Contracts
In order for a non-qualified contract to be treated as an annuity contract for federal income tax purposes, the Internal Revenue Code requires:

•
If the person receiving payments dies on or after the annuitization date but prior to the time the entire interest in the Contract has been distributed, the remaining portion of the interest is distributed at least as rapidly as under the method of distribution being used as of the date of that person’s death.

•	If you die prior to the annuitization date, the entire interest in the Contract will be distributed:
•within five years after the date of your death; or

•
as annuity benefit payments which begin within one year of your death and which are made over the life of your designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary.

•	If you take a distribution from the Contract before you are 59½, you may incur an income tax penalty.
Generally, unless the beneficiary elects otherwise, the above requirements are satisfied prior to the annuitization date by paying the death benefit in a single payment, subject to proof of your death. The beneficiary may elect, by written request, to receive an annuity benefit payment option instead of a single payment.
If your designated beneficiary is your surviving spouse, the Contract may be continued with your spouse deemed to be the new owner for purposes of the Internal Revenue Code. Where the owner or other person receiving payments is not a natural person, the required distributions provided for in the Internal Revenue Code apply upon the death of the annuitant.
Taxation of Qualified Contracts
Tax-Qualified Contracts: IRA, SEP, and SIMPLE-IRA
The Contract may be used to fund IRAs, SEPs, and SIMPLE-IRAs.

•	IRA – An Individual Retirement Annuity (IRA) is a retirement savings annuity. Contributions grow tax deferred.

•	SEP-IRA – A SEP is a form of IRA. A SEP allows you, as an employer, to provide retirement benefits for your employees by contributing to their IRAs.

•
SIMPLE-IRA – SIMPLE stands for Savings Incentive Match Plan for Employers. A SIMPLE-IRA allows employees to save for retirement by deferring salary on a pre-tax basis and receiving predetermined company contributions.

The tax rules applicable to owners, annuitants and other payees vary according to the type of plan and the terms and conditions of the plan itself. In general, premium payments made under a retirement program recognized under the Internal Revenue Code are excluded from the participant’s gross income for tax purposes prior to the annuity benefit payment date (subject to applicable state law). The portion, if any, of any premium payment made that is not excluded from their gross income is their investment in the Contract. Aggregate deferrals under all plans at the employee’s option may be subject to limitations.
Tax-qualified retirement arrangements, such as IRAs, SEPs, and SIMPLE-IRAs, are tax-deferred. You derive no additional benefit from the tax deferral feature of the annuity. Consequently, an annuity should be used to fund an IRA, or other tax qualified retirement arrangement to benefit from the annuity’s features other than tax deferral. These features may include guaranteed lifetime income, death benefits without surrender charges, guaranteed caps on fees, and the ability to transfer among investment options without sales or withdrawal charges.
The tax implications of these plans are further discussed in the SAI under the heading Taxation Under Certain Retirement Plans. Check with your tax advisor for the rules which apply to your specific situation.
Premature Distributions: There is a 10% penalty under the Internal Revenue Code on the taxable portion of a “premature distribution” from IRAs, IRA rollovers and SIMPLE-IRAs. The tax penalty is increased to 25% in the case of distributions from SIMPLE-IRAs during the first two years of participation. Generally, an amount is a “premature distribution” unless the distribution is:

•	made on or after you reach age 59½;

•	made to a beneficiary on or after your death;

•	made upon your disability;

•	part of a series of substantially equal periodic payments for the life or life expectancy of you or you and the beneficiary;

•	made to pay certain medical expenses;

•	for health insurance premiums while unemployed;

•	for first home purchases (up to $10,000);

•	for qualified higher education expenses;

•	for qualified disaster tax relief distributions (up to $100,000);

•	for qualified reservist distributions;

•	for amounts levied by the IRS directly against your IRA;

•	for earnings associated with refunds of excess IRA contributions paid prior to your tax filing deadline;

•	for Roth IRA conversions (assuming the conversion remains in the Roth IRA for 5 years); or

•	for transfer of IRA incident to divorce.
For more information regarding premature distributions, please reference IRS Publication 590 and consult your tax advisor.
Rollover IRAs
If you receive a lump-sum distribution from a qualified retirement plan, tax-sheltered annuity or governmental 457(b) plan, you may maintain the tax-deferred status of the distribution by rolling it over into an eligible retirement plan or IRA. You can accomplish this by electing a direct rollover from the plan, or you can receive the distribution and roll it over into an eligible retirement plan or IRA within 60 days. However, if you do not elect a direct rollover from the plan, the plan is required to withhold 20% of the distribution. This amount is sent to the IRS as income tax withholding to be credited against your taxes. Amounts received prior to age 59½ and not rolled over may be subject to an additional 10% excise tax. You may roll over amounts from a qualified plan directly to a Roth IRA. As part of this rollover, previously taxed deferred funds from the qualified plan are converted to after-tax funds under a Roth IRA. Generally, the entire rollover is taxable (unless it includes after-tax dollars) and is included in gross income in the year of the rollover/conversion. For more information, please see your tax advisor.
When considering all the IRA accounts you own in the aggregate, you may be limited to executing just one IRA-to-IRA indirect rollover per twelve month period. For more information, please see your tax advisor.
Roth IRAs
The Contract may be purchased to fund a Roth IRA. Contributions to a Roth IRA are not deductible from taxable income. Subject to certain limitations, a traditional IRA, SIMPLE-IRA or SEP may be converted into a Roth IRA or a distribution from such an arrangement may be rolled over to a Roth IRA. However, a conversion or a rollover to a Roth IRA is not excludable from gross income. If certain conditions are met, qualified distributions from a Roth IRA are tax-free. For more information, please contact your tax advisor.
Required Minimum Distributions for IRAs
The Required Minimum Distribution (RMD) regulations dictate when individuals must start taking payments from their IRA. Generally speaking, RMDs for IRAs must begin no later than April 1 following the close of the calendar year in which you turn 70½. Thereafter, the RMD is required no later than December 31 of each calendar year.
The RMD rules apply to traditional IRAs, as well as SEP-IRAs and SIMPLE-IRAs, during the lifetime and after the death of IRA owners. They do not, however, apply to Roth IRAs during the lifetime of the Roth IRA owner. If an individual owns more than one IRA, the RMD amount must be determined for each, but the actual distribution can be satisfied from a combination of one or more of the owner's IRAs.
Failure to comply with the RMD rules can result in an excise tax penalty.
Withholding
Amounts received under the Contract may be subject to income tax withholding unless the recipient elects not to have taxes withheld. The amounts withheld vary among recipients depending on the tax status of the individual and the type of payments from which taxes are withheld.
Notwithstanding the recipient’s election, withholding may be required on payments delivered outside the United States. Moreover, special “backup withholding” rules may require us to disregard the recipient’s election if the recipient fails to supply us with a “TIN” or taxpayer identification number (social security number for individuals), or if the Internal Revenue Service notifies us that the TIN provided by the recipient is incorrect.
9. GENERAL INFORMATION ABOUT THE COMPANY
Corporate Organization and Operation
Principal Life Insurance Company
Principal Life Insurance Company is a stock life insurance company with authority to transact life and annuity business in all states of the United States and the District of Columbia. Our home office is located at: Principal Financial Group, Des Moines, Iowa 50392. We are a wholly owned subsidiary of Principal Financial Services, Inc., which in turn, is a wholly owned direct subsidiary of Principal Financial Group, Inc., a publicly-traded company.
On June 24, 1879, we were incorporated under Iowa law as a mutual assessment life insurance company named Bankers Life Association. We became a legal reserve life insurance company and changed our name to Bankers Life Company in 1911. In 1986, we changed our name to Principal Mutual Life Insurance Company. In 1998, we became Principal Life Insurance Company, a subsidiary stock life insurance company of Principal Mutual Holding Company, as part of a reorganization into a mutual insurance holding company structure. In 2001, Principal Mutual Holding Company converted to a stock company through a process called demutualization, resulting in our current organizational structure.
Principal Life Insurance Company Separate Account B
The Separate Account was established under Iowa law on January 12, 1970 and was registered as a unit investment trust with the SEC on July 17, 1970. This registration does not involve SEC supervision of the investments or investment policies of the Separate Account. We do not guarantee the investment results of the Separate Account. There is no assurance that the value of your Contract will equal the total of the payments you make to us.
The Separate Account is not affected by the rate of return of our General Account or by the investment performance of any of our other assets. Any income, gain, or loss (whether or not realized) from the assets of the Separate Account are credited to or charged against the Separate Account without regard to our other income, gains, or losses. Assets of the Separate Account attributed to the reserves and other liabilities under the Contract may not be charged with liabilities arising from any of our other businesses.
Any Contract obligations in excess of the Separate Account value (for example, annuity benefit payments, death benefit payment(s) and guaranteed minimum withdrawal benefit payments) become obligations of the General Account and will be subject to the rights of the Company’s other creditors and its overall claims paying ability.
The Separate Account is divided into divisions. The assets of each division invest in a corresponding underlying mutual fund. New divisions may be added and made available. Divisions may also be eliminated. These changes will be made in a manner that is consistent with applicable laws and regulations.
The Underlying Mutual Funds
The underlying mutual funds are registered under the Investment Company Act of 1940 as open-end investment management companies. The underlying mutual funds provide the investment vehicles for the Separate Account. A full description of the underlying mutual funds, the investment objectives, policies and restrictions, charges and expenses and other operational information are contained in the accompanying prospectuses (which should be read carefully before investing) and the Statement of Additional Information (“SAI”). You may request additional copies of these documents without charge from your registered representative or by calling us at 1-800-852-4450.
We purchase and sell shares of the underlying mutual fund for the Separate Account at their net asset value. Shares represent interests in the underlying mutual fund available for investment by the Separate Account. Each underlying mutual fund corresponds to one of the divisions. The assets of each division are separate from the others. A division’s performance has no effect on the investment performance of any other division.
The underlying mutual funds are NOT available to the general public directly. The underlying mutual funds are available only as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies and qualified plans. Some of the underlying mutual funds have been established by investment advisors that manage publicly traded mutual funds having similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after publicly traded mutual funds, you should understand that the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of any underlying mutual fund may differ substantially from the investment performance of a publicly traded mutual fund.
The Table of Separate Account Divisions included later in this prospectus contains a brief summary of the investment objectives and a listing of the advisor and, if applicable, sub-advisor for each division.
Deletion or Substitution of Separate Account Divisions
We reserve the right, within the law, to make additions, deletions and substitutions for the divisions. We will make no such substitution or deletion without first notifying you and obtaining approval of the appropriate insurance regulatory authorities and the SEC (to the extent required by 1940 Act).
If the shares of a division are no longer available for investment or if, in the judgment of our management, investment in a division becomes inappropriate for the purposes of our contract, we may eliminate the shares of a division and substitute shares of another division of the Trust or another open-end registered investment company. Substitution may be made with respect to both existing investments and the investment of future premium payments.
If we eliminate divisions, you may change allocation percentages and transfer any value in an affected division to another division(s) without charge. You may exercise this exchange privilege until the later of 60 days after a) the effective date of the additions, deletions and/or substitutions of the change, or b) the date you receive notice of the options available. You may only exercise this right if you have any value in the affected division(s).
We also reserve the right to establish additional divisions, each of which would invest in a separate underlying mutual fund with a specified investment objective.
Voting Rights
We vote shares of the underlying mutual funds owned by the Separate Account according to the instructions of Contract owners.
We will notify you of shareholder meetings of the mutual funds underlying the divisions in which you hold units. We will send you proxy materials and instructions for you to provide voting instructions to us. We will arrange for the handling and tallying of proxies received from you and other owners. If you give no voting instructions, we will vote those shares in the same proportion as shares for which we received instructions. Because there is no required minimum number of votes, a small number of votes can have a disproportionate effect.
We determine the number of fund shares that you may instruct us to vote by allocating one vote for each $100 of accumulated value in the division. Fractional votes are allocated for amounts less than $100. We determine the number of underlying fund shares you may instruct us to vote as of the record date established by the underlying mutual fund for its shareholder meeting. In the event that applicable law changes or we are required by regulators to disregard voting instructions, we may decide to vote the shares of the underlying mutual funds in our own right.
Legal Opinions
Legal matters applicable to the issue and sale of the Contracts, including our right to issue Contracts under Iowa Insurance Law, have been passed upon by Karen Shaff, Executive Vice President, General Counsel and Secretary.

Legal Proceedings
There are no legal proceedings pending for which the following would be adversely affected in a material way: Separate Account B, the Company; any subsidiary of the Company; principal underwriter; or depositor.
Other Variable Annuity Contracts
The Company currently offers other variable annuity contracts that participate in Separate Account B. In the future, we may designate additional group or individual variable annuity contracts as participating in Separate Account B.
Householding
To avoid sending duplicate copies of materials to owners, only one copy of the prospectus and annual and semi-annual reports for the funds will be mailed to owners having the same name and address on our records. The consolidation of these mailings, called householding, benefits us through reduced mailing expense. If you want to receive multiple copies of these materials, you may call us at 1-800-852-4450. You may also notify us in writing. Individual copies of prospectuses and reports will be sent to you within thirty (30) days after we receive your request to stop householding.
Payments to Financial Intermediaries
The Company pays compensation to broker-dealers, financial institutions, and other parties (“Financial Intermediaries”) for the sale of the Contract according to schedules in the sales agreements and other agreements reached between the Company and the Financial Intermediaries. Such compensation generally consists of commissions on premiums paid on the Contract. The Company and/or its affiliates may also pay other amounts (“Additional Payments”) that include, but are not limited to, marketing allowances, expense reimbursements, and educational payments. These Additional Payments are designed to provide incentives for the sale of the Contracts as well as other products sold by the Company and may influence the Financial Intermediaries or their registered representatives to recommend the purchase of this Contract over competing annuity contracts or other investment products. You may ask your registered representative about these differing and divergent interests, how your registered representative is personally compensated, and how your registered representative’s broker-dealer is compensated for soliciting applications for the Contract.
We and/or our affiliates provide services to and/or funding vehicles for welfare benefit plans, retirement plans and employer sponsored benefits. We and our affiliates may pay a bonus or other consideration or incentive to brokers or dealers:

•
if a participant in such a welfare benefit or retirement plan or an employee covered under an employer sponsored benefit purchases an individual product with the assistance of a registered representative of an affiliate of ours;

•	if a participant in such a retirement plan establishes a rollover individual retirement account with the assistance of a registered representative of an affiliate of ours;

•	if the broker or dealer sold the funding vehicle the welfare benefit or retirement plan or employer sponsored benefit utilizes; or

•	based on the broker's or dealer's relationship to the welfare benefit or retirement plan or employer sponsored benefit.
The broker or dealer may pay to its financial professionals some or all of the amounts we pay to the broker or dealer.
Service Arrangements and Compensation
The Company has entered into agreements with the distributors, advisors, and/or the affiliates of some of the mutual funds underlying the Contract and receives compensation for providing certain services including, but not limited to, distribution and operational support services, to the underlying mutual fund. Fees for these services are paid periodically (typically, quarterly or monthly) based on the average daily net asset value of shares of each fund held by the Separate Account and purchased at the Contract owners’ instructions. Because the Company receives such fees, it may be subject to competing interests in making these funds available as investment options under the Contract. The Company takes into consideration the anticipated payments from underlying mutual funds when it determines the charges assessed under the Contract. Without these payments, charges under the Contract are expected to be higher.

Mutual Fund Diversification
The United States Treasury Department has adopted regulations under Section 817(h) of the Internal Revenue Code which establishes standards of diversification for the investments underlying the Contracts. Under this Internal Revenue Code Section, Separate Account investments must be adequately diversified in order for the increase in the value of non-qualified contracts to receive tax-deferred treatment. In order to be adequately diversified, the portfolio of each underlying mutual fund must, as of the end of each calendar quarter or within 30 days thereafter, have no more than 55% of its assets invested in any one investment, 70% in any two investments, 80% in any three investments and 90% in any four investments. Failure of an underlying mutual fund to meet the diversification requirements could result in tax liability to non-qualified contract holders.
The investment opportunities of the underlying mutual funds could conceivably be limited by adhering to the above diversification requirements. This would affect all owners, including owners of Contracts for whom diversification is not a requirement for tax-deferred treatment.
State Regulation
The Company is subject to the laws of the State of Iowa governing insurance companies and to regulation by the Iowa Insurance Division. An annual statement in a prescribed form must be filed by March 1 in each year covering our operations for the preceding year and our financial condition on December 31 of the prior year. Our books and assets are subject to examination by the Commissioner of Insurance of the State of Iowa, or the Commissioner’s representatives, at all times. A full examination of our operations is conducted periodically by the National Association of Insurance Commissioners. Iowa law and regulations also prescribe permissible investments, but this does not involve supervision of the investment management or policy of the Company.
In addition, we are subject to the insurance laws and regulations of other states and jurisdictions where we are licensed to operate. Generally, the insurance departments of these states and jurisdictions apply the laws of the state of domicile in determining the field of permissible investments.
Independent Registered Public Accounting Firm
The financial statements of Principal Life Insurance Company Separate Account B and the consolidated financial statements of Principal Life Insurance Company are included in the SAI. Those statements have been audited by Ernst & Young LLP, independent registered public accounting firm, 801 Grand Avenue, Des Moines, Iowa 50309, for the periods indicated in their reports which also appear in the SAI.
Financial Statements
The consolidated financial statements of Principal Life Insurance Company which are included in the SAI should be considered only as they relate to our ability to meet our obligations under the Contract. They do not relate to investment performance of the assets held in the Separate Account.

10. TABLE OF SEPARATE ACCOUNT DIVISIONS

American Century VP Inflation Protection Division

Invests in:	American Century VP Inflation Protection Fund – Class II
Investment Advisor:	American Century Investment Management, Inc.
Investment Objective:	seeks long-term total return using a strategy that seeks to protect against U.S. inflation.

American Century VP Value Division

Invests in:	American Century VP Value Fund – Class II
Investment Advisor:	American Century Investment Management, Inc.
Investment Objective:	seeks long-term capital growth. Income is a secondary objective.

American Funds Insurance Series Blue Chip Income & Growth Division

Invests in:	American Funds Insurance Series Blue Chip Income & Growth – Class 4
Investment Advisor:	Capital Research and Management Company
Investment Objective:	seeks to produce income exceeding the average yield on U.S. stocks generally and to provide an opportunity for growth of principal consistent with sound common stock investing.

American Funds Insurance Series Global Small Capitalization Fund Division

Invests in:	American Funds Insurance Series Global Small Capitalization – Class 4
Investment Advisor:	Capital Research and Management Company
Investment Objective:	seeks long-term growth of capital.

American Funds Insurance Series Managed Risk Asset Allocation Fund Division

Invests in:	American Funds Insurance Series Managed Risk Asset Allocation Fund – Class P2
Investment Advisor:	Capital Research and Management Company through a sub-advisory agreement with Milliman Financial Risk Management LLC
Investment Objective:	seeks high total return (including income and capital gains) consistent with preservation of capital over the long term while seeking to manage volatility and provide downside protection.

American Funds Insurance Series Managed Risk Growth Fund Division

Invests in:	American Funds Insurance Series Managed Risk Growth Fund – Class P2
Investment Advisor:	Capital Research and Management Company through a sub-advisory agreement with Milliman Financial Risk Management LLC
Investment Objective:	seeks growth of capital while seeking to manage volatility and provide downside protection.

American Funds Insurance Series Managed Risk International Fund Division

Invests in:	American Funds Insurance Series Managed Risk International Fund – Class P2
Investment Advisor:	Capital Research and Management Company through a sub-advisory agreement with Milliman Financial Risk Management LLC
Investment Objective:	seeks long-term grown of capital while seeking to manage volatility and provide downside protection.

American Funds Insurance Series New World Fund Division

Invests in:	American Funds Insurance Series New World Fund – Class 4
Investment Advisor:	Capital Research and Management Company
Investment Objective:	seeks long-term capital appreciation.

Calvert EAFE International Index Division

Invests in:	Calvert VP EAFE International Index Fund – Class F
Investment Advisor:	World Asset Management, Inc. through a sub-advisory agreement with Calvert Investment Management, Inc.
Investment Objective:
seeks investment results that correspond to the total return performance of common stocks as represented by the MSCI EAFE (Standard) Index (“MSCI EAFE Index”). The MSCI EAFE Index emphasizes the stocks of companies in major markets in Europe, Australasia, and the Far East. This objective may be changed by the Portfolio’s Board of Directors without shareholder approval.

Calvert Russell 2000 SmallCap Index Division

Invests in:	Calvert VP Russell 2000 SmallCap Index Fund – Class F
Investment Advisor:	Ameritas Investment Partners, Inc. through a sub-advisory agreement with Calvert Investment Management, Inc.
Investment Objective:
seeks investment results that correspond to the investment performance of U.S. common stocks, as represented by the Russell 2000 Index. This objective may be changed by the Portfolio’s Board of Directors without shareholder approval.

Calvert S&P MidCap 400 Index Division

Invests in:	Calvert VP S&P MidCap 400 Index Fund – Class F
Investment Advisor:	Ameritas Investment Partners, Inc. through a sub-advisory agreement with Calvert Investment Management, Inc.
Investment Objective:
seeks investment results that correspond to the total return performance of U.S. common stocks, as represented by the S&P MidCap 400 Index. This objective may be changed by the Portfolio’s Board of Directors without shareholder approval.

Deutsche Alternative Asset Allocation Division (formerly known as DWS Alternative Asset Allocation Division)

Invests in:	Deutsche Alternative Asset Allocation VIP – Class B
Investment Advisor:	RREEF America LLC through a sub-advisory agreement with Deutsche Investment Management Americas Inc.
Investment Objective:	seeks capital appreciation.

Deutsche Equity 500 Index Division (formerly known as DWS Equity 500 Index Division)

Invests in:	Deutsche Equity 500 Index VIP – Class B2
Investment Advisor:	Deutsche Investment Management Americas Inc. and Northern Trust Investment, Inc.
Investment Objective:
seeks to replicate, as closely as possible, before the deduction of expenses, the performance of the Standard & Poor’s 500 Composite Stock Price Index (the “S&P 500® Index”), which emphasizes stocks of large US companies.

Deutsche Small MidCap Value Division (formerly known as DWS Small MidCap Value Division)

Invests in:	Deutsche Small MidCap Value VIP – Class B
Investment Advisor:	Dreman Value Management, L.L.C. through a sub-advisory agreement with Deutsche Investment Management Americas Inc.
Investment Objective:	seeks long-term capital appreciation.

Fidelity VIP Contrafund® Division

Invests in:	Fidelity VIP Contrafund® Portfolio – Service Class 2
Investment Advisor:	Fidelity Management & Research Company
Investment Objective:	seeks long-term capital appreciation.

Fidelity VIP Mid Cap Division

Invests in:	Fidelity VIP Mid Cap Portfolio – Service Class 2
Investment Advisor:	Fidelity Management & Research Company
Investment Objective:	seeks long-term growth of capital.

Fidelity VIP Overseas Division

Invests in:	Fidelity VIP Overseas Portfolio – Service Class 2
Investment Advisor:	Fidelity Management & Research Company
Investment Objective:	seeks long-term growth of capital.

Franklin Global Real Estate VIP Division

Invests in:	Franklin Global Real Estate VIP Fund – Class 2
Investment Advisor:	Franklin Templeton Institutional LLC
Investment Objective:	seeks high total return.

Franklin Rising Dividends VIP Division

Invests in:	Franklin Rising Dividends VIP Fund – Class 4
Investment Advisor:	Franklin Advisory Services LLC
Investment Objective:	seeks long-term capital appreciation. Preservation of capital, while not a goal, is also an important consideration.

Goldman Sachs VIT Mid Cap Value Division

Invests in:	Goldman Sachs VIT – Goldman Sachs Mid Cap Value Fund – Institutional Shares
Investment Advisor:	Goldman Sachs Asset Management, L.P.
Investment Objective:	seeks long-term capital appreciation.

Goldman Sachs VIT Small Cap Equity Insights Division

Invests in:	Goldman Sachs VIT – Goldman Sachs Small Cap Equity Insights Fund – Institutional Shares
Investment Advisor:	Goldman Sachs Asset Management, L.P.
Investment Objective:	seeks long-term growth of capital.

Guggenheim Floating Rate Strategies Division

Invests in:	Guggenheim Investments VIF – Series F (Guggenheim Floating Rate Strategies Series)
Investment Advisor:	Guggenheim Partners Investment Management LLC d/b/a Guggenheim Investments
Investment Objective:	seeks to provide a high level of current income while maximizing total return.

Guggenheim Investments Global Managed Futures Strategy Division

Invests in:	Guggenheim Investments VIF Global Managed Futures Strategy Fund
Investment Advisor:	Security Investors, LLC, which operates under the name of Guggenheim Investments
Investment Objective:	seeks to generate positive returns over time.

Guggenheim Macro Opportunities Division

Invests in:	Guggenheim Investments VIF – Series M (Guggenheim Macro Opportunities Series)
Investment Advisor:	Guggenheim Partners Investment Management, LLC d/b/a Guggenheim Investments
Investment Objective:	seeks to provide total return, comprised of current income and capital appreciation.

Guggenheim Investments Multi-Hedge Strategies Division

Invests in:	Guggenheim Investments VIF Multi-Hedge Strategies Fund
Investment Advisor:	Security Investors, LLC, which operates under the name of Guggenheim Investments
Investment Objective:	seeks long-term capital appreciation with less risk than traditional equity funds.

Guggenheim Investments Long Short Equity Division

Invests in:	Guggenheim Investments VIF Long Short Equity Fund
Investment Advisor:	Security Investors, LLC, which operates under the name of Guggenheim Investments
Investment Objective:	seeks long-term capital appreciation.

Invesco Balanced-Risk Allocation Division

Invests in:	Invesco V.I. Balanced-Risk Allocation Fund – Series II Shares
Investment Advisor:	Invesco Advisors, Inc.
Investment Objective:	seeks total return with a low to moderate correlation to traditional financial market indices.

Invesco Global Health Care Division

Invests in:	Invesco V.I. Global Health Care Fund – Series II Shares
Investment Advisor:	Invesco Advisors, Inc.
Investment Objective:	seeks long-term capital growth.

Invesco International Growth Division

Invests in:	Invesco V.I. International Growth Fund – Series II Shares
Investment Advisor:	Invesco Advisors, Inc.
Investment Objective:	seeks long-term growth of capital.

Janus Aspen Flexible Bond Division

Invests in:	Janus Aspen Series Flexible Bond Portfolio – Service Class
Investment Advisor:	Janus Capital Management LLC
Investment Objective:	seeks to obtain maximum total return, consistent with preservation of capital.

MFS VIT International Value Division

Invests in:	MFS® VIT International Value Portfolio – Service Class
Investment Advisor:	Massachusetts Financial Services Company
Investment Objective:	seeks capital appreciation.

MFS VIT Utilities Division

Invests in:	MFS VIT Utilities Series – Service Class
Investment Advisor:	Massachusetts Financial Services Company
Investment Objective:	seeks total return.

PIMCO High Yield Division

Invests in:	PIMCO VIT High Yield Portfolio – Administrative Class
Investment Advisor:	Pacific Investment Management Company LLC
Investment Objective:	seeks maximum total return, consistent with preservation of capital and prudent investment management.

PIMCO Total Return Division

Invests in:	PIMCO VIT Total Return Portfolio – Administrative Class
Investment Advisor:	Pacific Investment Management Company, LLC
Investment Objective:	seeks maximum total return, consistent with preservation of capital and prudent investment management.

Diversified Balanced Managed Volatility Division (This underlying mutual fund is a fund of funds.)

Invests in:	Principal Variable Contracts Funds Diversified Balanced Managed Volatility Account – Class 2
Investment Advisor:	Principal Management Corporation
Investment Objective:	seeks to provide as high a level of total return (consisting of reinvested income and capital appreciation) as is consistent with reasonable risk, with an emphasis on managing volatility.

Diversified Growth Managed Volatility Division (This underlying mutual fund is a fund of funds.)

Invests in:	Principal Variable Contracts Funds Diversified Growth Managed Volatility Account – Class 2
Investment Advisor:	Principal Management Corporation
Investment Objective:	seeks to provide long-term capital appreciation, with an emphasis on managing volatility.

Diversified International Division

Invests in:	Principal Variable Contracts Funds Diversified International Account – Class 2
Investment Advisor:	Principal Global Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks long-term growth of capital.

Equity Income Division

Invests in:	Principal Variable Contracts Funds Equity Income Account – Class 2
Investment Advisor:	Edge Asset Management, Inc. through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks to seek to provide a relatively high level of current income and long-term growth of income and capital.

Government & High Quality Bond Division

Invests in:	Principal Variable Contracts Funds Government & High Quality Bond Account – Class 2
Investment Advisor:	Principal Global Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks a high level of current income consistent with safety and liquidity.

LargeCap Blend II Division

Invests in:	Principal Variable Contracts Funds LargeCap Blend Account II – Class 2
Investment Advisor:	T. Rowe Price Associates, Inc. and ClearBridge Investments, LLC through sub-advisory agreements with Principal Management Corporation
Investment Objective:	seeks long-term growth of capital.

LargeCap Growth Division

Invests in:	Principal Variable Contracts Funds LargeCap Growth Account – Class 2
Investment Advisor:	Columbus Circle Investors through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks long-term growth of capital.

Money Market Division

Invests in:	Principal Variable Contracts Funds Money Market Account – Class 2
Investment Advisor:	Principal Global Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks as high a level of current income as is considered consistent with preservation of principal and maintenance of liquidity.

Principal Capital Appreciation Division

Invests in:	Principal Variable Contracts Funds Principal Capital Appreciation Account – Class 2
Investment Advisor:	Edge Asset Management, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks to provide long-term growth capital.

Real Estate Securities Division

Invests in:	Principal Variable Contracts Funds Real Estate Securities Account – Class 2
Investment Advisor:	Principal Real Estate Investors, LLC through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks to generate a total return.

Short-Term Income Division

Invests in:	Principal Variable Contracts Funds Short-Term Income Account – Class 2
Investment Advisor:	Edge Asset Management, Inc. through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks to provide as high a level of current income as is consistent with prudent investment management and stability of principal.

SmallCap Growth II Division

Invests in:	Principal Variable Contracts Funds SmallCap Growth Account II – Class 2
Investment Advisor:	Emerald Advisors, Inc. through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks long-term growth of capital.

SmallCap Value I Division

Invests in:	Principal Variable Contracts Funds SmallCap Value Account I – Class 2
Investment Advisor:	J.P. Morgan Investment Management, Inc., through a sub-advisory agreement with Principal Management Corporation
Investment Objective:	seeks long-term growth of capital.

SAM Balanced Division (This underlying mutual fund is a fund of funds.)

Invests in:	Principal Variable Contracts Funds Strategic Asset Management Balanced Portfolio – Class 2
Investment Advisor:	Edge Asset Management, Inc. through a sub-advisory agreement with Principal Management Corporation
Investment Objective:
seeks to provide a high level of total return (consisting of reinvested income and capital appreciation), as is consistent with reasonable risk. In general, relative to the other Portfolios, the Balanced Portfolio should offer investors the potential for a medium level of income and medium level of capital growth, while exposing them to a medium level of principal risk.

SAM Conservative Balanced Division (This underlying mutual fund is a fund of funds.)

Invests in:	Principal Variable Contracts Funds Strategic Asset Management Portfolios – Conservative Balanced Portfolio – Class 2
Investment Advisor:	Edge Asset Management, Inc. through a sub-advisory agreement with Principal Management Corporation
Investment Objective:
seeks to provide a high level of total return (consisting of reinvestment of income and capital appreciation), consistent with a moderate degree of principal risk. In general, relative to the other Portfolios, the Conservative Balanced Portfolio should offer investors the potential for a medium to high level of income and a medium to low level of capital growth, while exposing them to a medium to low level of principal risk.

SAM Conservative Growth Division (This underlying mutual fund is a fund of funds.)

Invests in:	Principal Variable Contracts Funds Strategic Asset Management Portfolios – Conservative Growth Portfolio – Class 2
Investment Advisor:	Edge Asset Management, Inc. through a sub-advisory agreement with Principal Management Corporation
Investment Objective:
seeks to provide long-term capital appreciation. In general, relative to the other Portfolios, the Conservative Growth Portfolio should offer investors the potential for a low to medium level of income and a medium to high level of capital growth, while exposing them to a medium to high level of principal risk.

SAM Flexible Income Division (This underlying mutual fund is a fund of funds.)

Invests in:	Principal Variable Contracts Funds Strategic Asset Management Portfolios – Flexible Income Portfolio – Class 2
Investment Advisor:	Edge Asset Management, Inc. through a sub-advisory agreement with Principal Management Corporation
Investment Objective:
seeks to provide a high level of total return (consisting of reinvestment of income with some capital appreciation). In general, relative to the other Portfolios, the Flexible Income Portfolio should offer investors the potential for a high level of income and a low level of capital growth, while exposing them to a low level of principal risk.

SAM Strategic Growth Division (This underlying mutual fund is a fund of funds.)

Invests in:	Principal Variable Contracts Funds Strategic Asset Management Portfolios –Strategic Growth Portfolio – Class 2
Investment Advisor:	Edge Asset Management, Inc. through a sub-advisory agreement with Principal Management Corporation
Investment Objective:
seeks to provide long-term capital appreciation. In general, relative to the other Portfolios, the Strategic Growth Portfolio should offer investors the potential for a high level of capital growth, and a corresponding level of principal risk..

Rydex Commodities Strategy Division

Invests in:	Rydex VI Commodities Strategy Fund
Investment Advisor:	Security Investors, LLC, which operates under the name of Guggenheim Investments
Investment Objective:	seeks to provide investment results that correlate, before fees and expenses, to the performance of a benchmark for commodities.

Rydex NASDAQ 100 Division

Invests in:	Rydex VI NASDAQ 100 Fund
Investment Advisor:	Security Investors, LLC, which operates under the name of Guggenheim Investments
Investment Objective:	seeks to provide investment results that correspond, before fees and expenses, to a benchmark for over-the-counter securities on a daily basis.

Templeton Global Bond VIP Division

Invests in:	Franklin Templeton VIP Trust – Templeton Global Bond VIP Fund – Class 4
Investment Advisor:	Franklin Advisors, Inc.
Investment Objective:	seeks high current income, consistent with preservation of capital. Capital appreciation is a secondary consideration.

Van Eck VIP Global Hard Assets Division

Invests in:	Van Eck VIP Global Hard Assets Fund – Class S Shares
Investment Advisor:	Van Eck Associates Corporation
Investment Objective:	seeks long-term capital appreciation by investing primarily in "hard asset" securities. Income is a secondary consideration.

11. REGISTRATION STATEMENT
This prospectus (Part A of the registration statement) omits some information contained in the Statement of Additional Information (Part B of the registration statement) and Part C of the registration statement which the Company has filed with the SEC. The SAI is hereby incorporated by reference into this prospectus. You may request a free copy of the SAI by contacting your registered representative or calling us at 1-800-852-4450.
Information about the Contract (including the Statement of Additional Information and Part C of the registration statement) can be reviewed and copied at the Securities and Exchange Commission’s Public Reference Room in Washington, D.C. Information on the operation of the public reference room may be obtained by calling the Commission at 202-551-8090. Reports and other information about the Contract are available on the Commission’s internet site at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the Commission, 100 F Street NE, Washington, D.C. 20549-0102.
The registration numbers for the Contract are 333-197214 and 811-02091.
12. TABLE OF CONTENTS OF THE SAI

General Information and History	3
Independent Registered Public Accounting Firm	3
Principal Underwriter	3
Calculation of Performance Data	3
Taxation Under Certain Retirement Plans	4
Principal Life Insurance Company Separate Account B
Report of Independent Registered Public Accounting Firm	N/A
Financial Statements	N/A
Principal Life Insurance Company
Report of Independent Registered Public Accounting Firm	N/A
Consolidated Financial Statements	N/A
To obtain a copy of the Statement of Additional Information, free of charge, write or telephone:

Princor Financial Services Corporation
a company of
the Principal Financial Group
Des Moines, IA 50392-2080
Telephone: 1-800-852-4450

APPENDIX A - CONDENSED FINANCIAL INFORMATION
[These numbers will be updated at a later date]
Financial statements are included in the Statement of Additional Information.
The following table contains the unit values for the Contract for the periods ended December 31.

Accumulation Unit Value
Division	Beginning of Period	End of Period	Percentage Change from Prior Period	Number of Accumulation Units Outstanding End of Period (in thousands)
American Century VP Inflation Protection
2013
American Century VP Mid Cap Value
2013
American Funds Blue Chip Income & Growth
2013
American Funds Global Small Capitalization
2013
American Funds Managed Risk Asset Allocation
2013
American Funds Managed Risk Growth
2013
American Funds Managed Risk International
2013
American Funds New World
2013
Calvert EAFE International Index
2013
Calvert Russell 2000 Small Cap
2013
Calvert S&P MidCap 400
2013
Deutsche Alternative Asset Allocation VIP
2013
Deutsche Equity 500 Index VIP
2013
Deutsche Small Mid Cap Value VIP
2013
Fidelity VIP Contrafund®
2013
Fidelity VIP MidCap
2013
Fidelity VIP Overseas
2013
Franklin Global Real Estate VIP
2013
Franklin Rising Dividends VIP
2013
Franklin Templeton Global Bond VIP
2013
Goldman Sachs VIT MidCap Value
2013

Appendix A – Condensed Financial Information                                61

Accumulation Unit Value
Division	Beginning of Period	End of Period	Percentage Change from Prior Period	Number of Accumulation Units Outstanding End of Period (in thousands)
Goldman Sachs VIT SmallCap Equity Insights
2013
Guggenheim Series F (Floating Rate Strategies)
2013
Guggenheim Global Managed Futures Strategy
2013
Guggenheim Series M (Macro Opportunities)
2013
Guggenheim Multi-Hedge Strategies
2013
Guggenheim Long Short Equity
2013
Invesco V.I. Balanced-Risk Allocation
2013
Invesco V.I. Global Health Care
2013
Invesco V.I. International Growth
2013
Janus Aspen Flexible Bond
2013
MFS International Value
2013
MFS Utilities
2013
PIMCO VIT High Yield Portfolio
2013
PIMCO VIT Total Return
2013
Rydex Commodities Strategy
2013
Rydex NASDAQ 100
2013
Van Eck VIP Global Hard Assets
2013
Diversified Balanced Managed Volatility
2013
Diversified Growth Managed Volatility
2013
Diversified International
2013
Equity Income
2013
Government & High Quality Bond
2013
LargeCap Blend II
2013
LargeCap Growth
2013

Appendix A – Condensed Financial Information                                62

Accumulation Unit Value
Division	Beginning of Period	End of Period	Percentage Change from Prior Period	Number of Accumulation Units Outstanding End of Period (in thousands)
Money Market
2013
Principal Capital Appreciation
2013
Real Estate Securities
2013
SAM Balanced
2013
SAM Conservative Balanced
2013
SAM Conservative Growth
2013
SAM Flexible Income
2013
SAM Strategic Growth
2013
Short-Term Income
2013
SmallCap Growth II
2013
SmallCap Value I
2013

Appendix A – Condensed Financial Information                                63

PART B

PRINCIPAL LIFE INSURANCE COMPANY
(the “Depositor”)

PRINCIPAL LIFE INSURANCE COMPANY SEPARATE ACCOUNT B
(the “Registrant”)

Principal Pivot Series Variable AnnuitySM

Statement of Additional Information

dated __________________

This Statement of Additional Information provides information about the Principal Pivot Series Variable AnnuitySM (the “Contract”) in addition to the information that is contained in the Contract’s Prospectus dated ________, 2014.

This Statement of Additional Information is not a prospectus. It should be read in conjunction with the Prospectus, a copy of which can be obtained free of charge by writing or calling:

Principal Pivot Series Variable AnnuitySM
The Principal Financial Group
P.O. Box 9382
Des Moines, Iowa 50306-9382
Telephone: 1-800-852-4450

TABLE OF CONTENTS

Page
GENERAL INFORMATION AND HISTORY	3
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
PRINCIPAL UNDERWRITER	3
CALCULATION OF PERFORMANCE DATA	3
TAXATION UNDER CERTAIN RETIREMENT PLANS	4
Principal Life Insurance Company Separate Account B
Report of Independent Registered Public Accounting Firm	N/A
Financial Statements	N/A
Principal Life Insurance Company
Report of Independent Registered Public Accounting Firm	N/A
Financial Statements	N/A

2

GENERAL INFORMATION AND HISTORY
Principal Life Insurance Company (the “Company”) is the issuer of the Principal Pivot Series Variable AnnuitySM (the “Contract”) and serves as custodian of its assets. The Company is a stock life insurance company with authority to transact life and annuity business in all states of the United States and the District of Columbia. The Company’s home office is located at: Principal Financial Group, Des Moines, Iowa 50392. The Company is a wholly owned subsidiary of Principal Financial Services, Inc., which in turn, is a wholly owned direct subsidiary of Principal Financial Group, Inc., a publicly-traded company.
On June 24,1879, the Company was incorporated under Iowa law as a mutual assessment life insurance company named Bankers Life Association. The Company became a legal reserve life insurance company and changed its name to Bankers Life Company in 1911. In 1986, the Company changed its name to Principal Mutual Life Insurance Company. In 1998, the Company became Principal Life Insurance Company, a subsidiary stock life insurance company of Principal Mutual Holding Company, as part of a reorganization into a mutual insurance holding company structure. In 2001, Principal Mutual Holding Company converted to a stock company through a process called demutualization, resulting in the current organizational structure.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP, 801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309, serves as the independent registered public accounting firm for Principal Life Insurance Company Separate Account B and the Principal Life Insurance Company.
PRINCIPAL UNDERWRITER
The principal underwriter of the Contract is Princor Financial Services Corporation (“Princor”) which is a wholly owned subsidiary of Principal Financial Services, Inc. and an affiliate of the Company. The address of Princor is the Principal Financial Group, 650 8th Street, Des Moines, Iowa 50392-0200. Princor was incorporated in Iowa in 1968 and is a securities broker-dealer registered with the Securities Exchange Commission as well as a member of the FINRA. The Contracts may also be sold through other broker-dealers authorized by Princor and applicable law to do so. Registered representatives of such broker-dealers may be paid on a different basis than described below.
CALCULATION OF PERFORMANCE DATA
The Separate Account may publish advertisements containing information (including graphs, charts, tables and examples) about the performance of one or more of its divisions. Separate performance figures will be shown for the Contract without the premium payment credit rider and for the Contract with the premium payment credit rider.
The Contract was not offered prior to ________, 2014. However, the certain divisions invest in underlying mutual funds which were offered prior to the date the Contract was available. Thus, the Separate Account may publish advertisements containing information about the hypothetical performance of one or more of its divisions for this Contract as the Contract was issued on or after the date the underlying mutual fund was first offered. The hypothetical performance from the date of inception of the underlying mutual fund in which the division invests is derived by reducing the actual performance of the underlying mutual fund by the highest level of fees and charges of the Contract as if it had been in existence.
In addition, as certain of the underlying mutual funds have added classes since the inception of the fund, performance may be shown for periods prior to the inception date of the new class which represents the historical results of initial class shares adjusted to reflect the fees and expenses of the new class.
The yield and total return figures described below will vary depending upon market conditions, the composition of the underlying mutual fund’s portfolios and operating expenses. These factors and possible differences in the methods used in calculating yield and total return should be considered when comparing the Separate Account performance figures to performance figures published for other investment vehicles.
The Separate Account may also quote rankings, yields or returns as published by independent statistical services or publishers and information regarding performance of certain market indices. Any performance data quoted for the Separate Account represents only historical performance and is not intended to indicate future performance.
From time to time the Separate Account advertises its Money Market Division’s “yield” and “effective yield” for the Contract. Both yield figures are based on historical earnings and are not intended to indicate future performance. The “yield” of the division refers to the income generated by an investment under the Contract in the division over a 7-day

3

period (which period will be stated in the advertisement). This income is then “annualized.” That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The “effective yield” is calculated similarly but, when annualized, the income earned by an investment in the division is assumed to be reinvested. The “effective yield” will be slightly higher than the “yield” because of the compounding effect of this assumed reinvestment. Neither yield quotation reflects a sales load deducted from purchase payments which, if included, would reduce the “yield” and “effective yield.”

Yield For the Period Ended December 31, 2013
For Contracts:	7-Day Annualized Yield	7-Day Effective Yield
without a surrender charge or a Purchase Payment Credit Rider with a surrender charge but without a Purchase Payment Credit Rider without a surrender charge but with a Purchase Payment Credit Rider
Also, from time to time, the Separate Account will advertise the average annual total return of its various divisions. The average annual total return for any of the divisions is computed by calculating the average annual compounded rate of return over the stated period that would equate an initial $1,000 investment to the ending redeemable Contract value. In this calculation for the Contract without the Premium Payment Credit Rider, the ending value is reduced by a surrender charge that decreases from 6% to 0% over a period of 7 years. For the calculations relating to the Contract with the Premium Payment Credit Rider, the ending value is reduced by a surrender charge that decreases from 8% to 0% over a period of 9 years. The Separate Account may also advertise total return figures for its divisions for a specified period that does not take into account the surrender charge in order to illustrate the change in the division’s unit value over time. See “Charges and Deductions” in the Prospectus for a discussion of surrender charges.
Following are the hypothetical average annual total returns for the period ending December 31, 2013 assuming the Contract had been offered as of the effective dates of the underlying mutual funds in which the divisions invest (the performance calculations with Surrender Charge are in accordance with the SEC standard, while the performance calculations without the Surrender Charge are not in accordance with the SEC standard):
[To be filed by amendment]
TAXATION UNDER CERTAIN RETIREMENT PLANS
INDIVIDUAL RETIREMENT ANNUITIES
Contributions. Individuals may make contributions for individual retirement annuity (IRA) contracts. Individuals may make deductible contributions (for any year) up to the lesser of the amount shown in the chart or 100% of compensation.
Individuals age 50 or over are also permitted to make additional “catch-up” contributions. The additional contribution is $1,000 in 2013 and 2014.
Such individuals may establish a traditional IRA for a non-working spouse. The annual contribution for both spouses’ contracts cannot exceed the lesser of the amount shown in the chart or 100% of the working spouse’s compensation. No more than the individual IRA limit may be contributed to either spouse’s IRA for any year.

IRA- Maximum Annual Contribution
Year	Individual IRA	Individual IRA + Spousal IRA
2013	$5,500	$11,000
2014	$5,500	$11,000
For succeeding years, limits are indexed to inflation.
Contributions may be tax deductible. If an individual and his/her spouse do not participate in a qualified retirement plan, the contributions to an IRA are fully tax deductible regardless of income. If an individual is an active participant in a qualified retirement plan, his/her ability to deduct the contributions depends upon his/her income level.
For individuals who are not active participants but whose spouses are, deductibility of traditional IRA contributions is phased out if the couple files a joint return and the Adjusted Gross Income is between $181,000 and $191,000 in 2014.

4

Deductibility of Traditional IRA Contributions for Active Participants
Married Individuals (Filing Jointly)			Single Individual
Year	Limited Deduction	No Deduction	Year	Limited Deduction	No Deduction
2013	$95,000	$115,000	2013	$59,000	$69,000
2014	$96,000	$116,000	2014	$60,000	$70,000
An individual may make non-deductible IRA contributions to the extent of the excess of:
(1)    The lesser of maximum annual contribution or 100% of compensation, over
(2)    The IRA deductible contributions made with respect to the individual.
An individual may not make any contribution to his/her own IRA for the year in which he/she reaches age 70 ½ or for any year thereafter.
Taxation of Distributions. Distributions from IRA Contracts are taxed as ordinary income to the recipient, although special rules exist for the tax-free return of non-deductible contributions. In addition, taxable distributions received under an IRA Contract prior to age 59 ½ are subject to a 10% penalty tax in addition to regular income tax. Certain distributions are exempted from this penalty tax, including distributions following the owner’s death or disability if the distribution is paid as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of Owner and the Owner’s designated Beneficiary; distributions to pay medical expenses; distributions for certain unemployment expenses; distributions for first home purchases (up to $10,000) and distributions for higher education expenses and distributions for certain natural disaster victims.
Required Distributions. Generally, distributions from IRA Contracts must commence not later than April 1 of the calendar year following the calendar year in which the owner attains age 70 ½, and such distributions must be made over a period that does not exceed the uniform life distribution period established by the IRS. A penalty tax of 50% may be imposed on any amount by which the minimum required distribution in any year exceeded the amount actually distributed in that year. In addition, in the event that the owner dies before his or her entire interest in the Contract has been distributed, the owner’s entire interest must be distributed in accordance with rules similar to those applicable upon the death of the Contract Owner in the case of a non-qualified Contract, as described in the Prospectus.
Tax-Free Rollovers. The Internal Revenue Code (the “Code”) permits the taxable portion of funds to be transferred in a tax-free rollover from a qualified retirement plan, tax-deferred annuity plan or governmental 457(b) plan to an IRA Contract if certain conditions are met, and if the rollover of assets is completed within 60 days after the distribution from the qualified plan is received. A direct rollover of funds may avoid a 20% federal tax withholding generally applicable to qualified plans, tax-deferred annuity plan, or governmental 457(b) plan distributions. In addition, not more frequently than once every twelve months, an individual may execute one tax-free rollover from one IRA to another, subject to the 60-day limitation and other requirements. The once-per-year limitation on rollovers does not apply to direct transfers of funds between IRA custodians or trustees.
SIMPLIFIED EMPLOYEE PENSION (SEP) PLANS AND SALARY REDUCTION SIMPLIFIED EMPLOYEE PENSION (SAR/SEP) PLANS
Contributions. Under Section 408(k) of the Code, employers may establish a type of IRA plan referred to as a simplified employee pension plan (SEP). Employer contributions to a SEP cannot exceed the lesser of 25% of compensation or $52,000 for 2014.
Employees of certain small employers may have contributions made to the salary reduction simplified employee pension plan (SAR/SEP) on their behalf on a salary reduction basis. The amount that an employee chooses to defer and contribute to the SAR/SEP is referred to as an elective deferral.
These elective deferrals are subject to the same cap as elective deferrals to IRC Section 401(k) plans, see table below. In addition to the elective deferrals, SAR/SEP may permit additional elective deferrals by individuals age 50 or over, referred to as “catch-up contributions”.
No new SAR/SEP are permitted after 1996 for any employer, but those in effect prior to 1997 may continue to operate, receive contributions, and add new employees.
Employees of tax-exempt organizations and state and local government agencies are not eligible for SAR/SEPs.

5

Salary Reduction Simplified Employee Pension Plan (SAR/SEP)
Year	Elective Deferral	Catch-up Contribution
2013	$17,500	$5,500
2014	$17,500	$5,500
Taxation of Distributions. Generally, distribution payments from SEPs and SAR/SEPs are subject to the same distribution rules described above for IRAs.
Required Distributions. SEPs and SAR/SEPs are subject to the same minimum required distribution rules described above for IRAs.
Tax-Free Rollovers. Generally, rollovers and direct transfers may be made to and from SEPs and SAR/SEPs in the same manner as described above for IRAs, subject to the same conditions and limitations.
SAVINGS INCENTIVE MATCH PLANS FOR EMPLOYEES (SIMPLE IRA)
Contributions. Under Section 408(p) of the Code, employers may establish a type of IRA plan known as a SIMPLE IRA. Employees may have contributions made to the SIMPLE IRA on a salary reduction basis. The amount that an employee chooses to defer and contribute to the SIMPLE IRA is referred to as an elective deferral.
These elective deferrals cannot exceed the amounts shown in the chart. In addition to the elective deferrals, SIMPLE IRA may permit additional elective deferrals by individuals age 50 or over, referred to as “catch-up contributions”.
Elective contribution amounts made under the salary reduction portions (i.e., those subject to the $12,000 limit in 2014) of a SIMPLE IRA plan are counted in the overall limit on elective deferrals by any individual. For example, an individual under age 50 who defers the maximum of $12,000 to a SIMPLE IRA of one employer and also participates in a 401(k) plan of another employer, would be limited to an elective deferral of $5,500 in 2014 ($17,500 – $12,000) to the 401(k) plan.
The employer generally must match either 100% of the employee’s elective deferral, up to 3% of the employee’s compensation or fixed nonelective contributions of 2% of compensation.

Savings Incentive Match Plan for Employees (SIMPLE IRA)
Year	Elective Deferral	Catch-up Contribution	401(k) Elective Deferral
2013	$12,000	$2,500	$17,500
2014	$12,000	$2,500	$17,500
Taxation of Distributions. Generally, distribution payments from SIMPLE IRAs are subject to the same distribution rules described above for IRAs, except that distributions made within two years of the date of an employee’s first participation in a SIMPLE IRA of an employer are subject to a 25% penalty tax instead of the 10% penalty tax discussed previously.
Required Distributions. SIMPLE IRAs are subject to the same minimum required distribution rules described above for IRAs.
Tax-Free Rollovers. Direct transfers may be made among SIMPLE IRAs in the same manner as described above for IRAs, subject to the same conditions and limitations. Rollovers from SIMPLE IRAs are permitted after two years have elapsed from the date of an employee’s first participation in a SIMPLE IRA of the employer. Rollovers to SIMPLE IRAs from other plans are not permitted.
ROTH INDIVIDUAL RETIREMENT ANNUITIES (ROTH IRA)
Contribution. Under Section 408A of the Code, individuals may contribute to a Roth IRA on his/her own behalf up to the lesser of maximum annual contribution limit as shown in the chart or 100% of compensation. In addition, the contribution must be reduced by the amount of any contributions made to other IRAs for the benefit of the same individual.
Individuals age 50 or over are also permitted to make additional “catch-up” contributions. The additional contribution is $1,000 for 2013 and 2014.

6

Roth IRA - Maximum Annual Contribution
Year	Individual Roth IRA	Catch-up Contribution
2013	$5,500	$1,000
2014	$5,500	$1,000
For succeeding years, individual Roth IRA limits are indexed for cost-of-living.
For 2014, the maximum contribution is phased out for single taxpayers with adjusted gross income between $114,000 and $129,000 and for joint filers with adjusted gross income between $181,000 and $191,000 (see chart below).
For rollovers/conversion to Roth IRAs done in 2010 only, the taxpayer does have a choice of electing a two-year spread option that allows deferral including the taxable amounts in gross income to years 2011 and 2012. For more information, please see your tax advisor.

Modified Adjusted Gross Income Limits - 2014
Single	Married Filing Joint	ROTH IRA Contribution
$114,000 or less	$181,000 or less	Full Contribution
$114,000 – $129,000	$181,000 – $191,000	Partial Contribution*
$129,000 & over	$191,000 & over	No Contribution

*	Those entitled to only a partial contribution should check with a tax advisor to determine the allowable contribution.
A person whose filing status is “married, filing separately” may not make a full Roth IRA contribution, unless the couple are separated and have been living apart for the entire year. Only a partial contribution is allowed if the Modified Adjusted Gross Income is less than $10,000.
Taxation of Distribution. Qualified distributions are received income-tax free by the Roth IRA owner, or beneficiary in case of the Roth IRA owner’s death. A qualified distribution is any distribution made after five years if the IRA owner is over age 591/2, dies, becomes disabled, or uses the funds for first-time home buyer expenses at the time of distribution. The five-year period for converted amounts begins from the year of the conversion.

7

PART C
OTHER INFORMATION
Item 24.    Financial Statements and Exhibits

(a	Financial Statements included in the Registration Statement

(1)	Part A: None

(2)	Part B: None

(3)	Part C: None

(b)	Exhibits
	(1)	Resolution of Board of Directors of the Depositor (filed with the Commission on 07/02/2014 0000009713-14-000078)
	(3a)	Distribution Agreement**
	(3b)	Selling Agreement**
	(4a)	Form of Variable Annuity Contract*
	(4b)	Waiver of Surrender Charge Rider*
	(4c)	Deferred Income Rider*
	(4d)	No Surrender Charge Rider (Liquidity Max)*
	(4e)	Return of Premium Death Benefit Rider*
	(4f)	Annual Step-up Death Benefit Rider*
	(4g)	Contract Data Page*
	(5)	Form of Variable Annuity Application**
	(6a)	Articles of Incorporation of the Depositor (filed with the Commission on 07/02/2014 0000009713-14-000078)
	(6b)	Bylaws of Depositor (filed with the Commission on 07/02/2014 0000009713-14-000078)
	(8a1)	Participation Agreement with AIM Variable Insurance Funds, as amended (filed with the Commission for 333-116220 on 05/01/2008 0000950137-08-006515)
	(8a2)	Distribution Agreement with AIM Variable Insurance Funds, (filed with the Commission for 333-116220 on 05/01/2008 0000950137-08-006515)
	(8a3)	Rule 22c-2 Agreement with AIM Variable Insurance Funds, (filed with the Commission for 333-116220 on 05/01/2008 0000950137-08-006515)
	(8a4)	Rule 22c-2 Agreement with AIM Variable Insurance Funds, (filed with the Commission for 333-116220 on 05/01/2008 0000950137-08-006515)
	(8b1)	Shareholder Services Agreement with American Century Investment Management Inc., as amended (filed with the Commission for 333-116220 on 05/01/2008 0000950137-08-006515)
	(8b2)	Rule 22c-2 Agreement with American Century Investment Management Inc., (filed with the Commission for 333-116220 on 05/01/2008 0000950137-08-006515)
	(8c1)	Amended & Restated Participation Agreement with Fidelity Insurance Products Fund (filed with the Commission for 333-116220 on 05/01/2008 0000950137-08-006515)
	(8c2)	Distribution Agreement with Fidelity Variable Insurance Products Fund (filed with the Commission for 333-116220 on 05/01/2008 0000950137-08-006515)
	(8c3)	Service Agreement dated 08/02/1999 with Fidelity Variable Insurance Products (filed with the Commission for 333-116220 on 05/01/2008 0000950137-08-006515)
	(8c4)	Service Agreement dated 02/29/2000 with Fidelity Variable Insurance Products (filed with the Commission for 333-116220 on 05/01/2008 0000950137-08-006515)
	(8c5)	Service Agreement dated 03/26/2002 with Fidelity Variable Insurance Products Fund (filed with the Commission for 333-116220 on 05/01/2008 0000950137-08-006515)
	(8c6)	Rule 22c-2 Agreement with Fidelity Insurance Products Fund (filed with the Commission for 333-116220 on 05/01/2008 0000950137-08-006515)
	(8d1)	Participation Agreement with Goldman Sachs Variable Insurance Trust, (filed with the Commission for 333-116220 on 05/01/2008 0000950137-08-006515)
	(8d2)	Administrative Services Agreement with Goldman Sachs Variable Insurance Trust (filed with the Commission for 333-116220 on 05/01/2008 0000950137-08-006515)

(8d3)	Rule 22c-C Agreement with Goldman Sachs Variable Insurance Trust (filed with the Commission for 333-116220 on 05/01/2008 0000950137-08-006515)
(8e1)	Participation Agreement with Janus Aspen Series, as amended (filed with the Commission for 033-74232 on 05/01/2008 Accession No. 0000950137-08-006521)
(8e2)	Rule 22c-2 Agreement with Janus Aspen Series (filed with the Commission for 033-74232 on 05/01/2008 Accession No. 0000950137-08-006521)
(8f1)	Website Regulatory Document Agreement with MFS Variable Insurance Trust dtd 03/06/08– (filed with the Commission for 333-116220 on 03/01/10 Accession No. 0000898745-10-000129)
(8f2)	Rule 22c-2 Shareholder Information Agreement with MFS Variable Insurance Trust dtd 03/06/07– (filed with the Commission for 333-116220 on 03/01/10 Accession No. 0000898745-10-000129)
(8g1)	Participation Agreement with PIMCO Variable Insurance Trust dtd 03/09/09– (filed with the Commission for 333-116220 as Ex-99.B (8k1) on 03/01/10 Accession No. 0000898745-10-000129)
(8g2)
Administrative Services Agreement for Administrative Class Shares of PIMCO Variable Insurance Trust dtd 03/09/09 (filed with the Commission for 333-116220 as Ex-99.B (8k2) on 03/01/10 Accession No. 0000898745-10-000129)

(8g3)
Administrative Services Agreement for Administrative Class Shares of PIMCO Variable Insurance Trust amendment 1 dtd 04/22/09 (filed with the Commission for 333-116220 as Ex-99.B (8k3) on 03/01/10 Accession No. 0000898745-10-000129)

(8h1)	Participation Agreement with Van Eck Worldwide Insurance Trust dtd 11/28/07 (filed with the Commission for 333-116220 on 03/01/10 Accession No. 0000898745-10-000129)
(8h2)	Service Agreement with Van Eck Worldwide Insurance Trust dtd 11/28/07 (filed with the Commission for 333-116220 on 03/01/10 Accession No. 0000898745-10-000129)
(8h3)	Rule 22c-2 Agreement with Van Eck Worldwide Insurance Trust dtd 11/28/07 (filed with the Commission for 333-116220 on 03/01/10 Accession No. 0000898745-10-000129)
(9)	Opinion of Counsel **
(10a)	Consent of Ernst & Young LLP -- N/A
(10b)	Powers of Attorney (filed with the Commission on 07/02/2014 0000009713-14-000078)
(10c)	Consent of Counsel**
(11)	Financial Statement Schedules**
* Filed Herein
** To be filed by amendment

Item 25. Officers and Directors of the Depositor
Principal Life Insurance Company is managed by a Board of Directors which is elected by its policyowners. The directors and executive officers of the Company, their positions with the Company, including Board Committee memberships, and their principal business address, are as follows:
DIRECTORS:

Name and Principal Business Address	Positions and Offices
BETSY J. BERNARD 40 Shalebrook Drive Morristown, NJ 07960	Director Chair, Nominating and Governance Committee Member, Executive and Human Resources Committees
JOCELYN CARTER-MILLER 8701 Banyan Court Tamarac, FL 33321	Director Member, Nominating and Governance Committee
GARY E. COSTLEY 520 Sandhill Ct. Marco Island, FL 34145	Director Member, Audit Committee
MICHAEL T. DAN 495 Rudder Road Naples, FL 34102	Director Chair, Human Resources Committee
DENNIS H. FERRO 21 Sago Palm Road Vero Beach, FL 32963	Director Member, Audit Committee
C. DANIEL GELATT, JR. NMT Corporation 2004 Kramer Street La Crosse, WI 54603	Director Member, Audit and Human Resources Committees
SANDRA L. HELTON 1040 North Lake Shore Drive #26A Chicago, IL 60611	Director Chair, Audit Committee Member, Executive Committee
RICHARD L. KEYSER 5215 Old Orchard Place, Ste. 440 Skokie, IL 60077	Director Member, Nominating and Governance and Human Resources Committees
LUCA MAESTRI Apple Inc. 1 Infinite Loop Cupertino, CA 95014	Director Member, Audit Committee
ELIZABETH E. TALLETT Hunter Partners, LLC 12 Windswept Circle Thornton, NH 03285-6883	Director Member, Executive, Human Resources and Nominating and Governance Committees
LARRY D. ZIMPLEMAN The Principal Financial Group Des Moines, IA 50392	Chairman of the Board and Chair, Executive Committee, Principal Life: Chairman, President and Chief Executive Officer

EXECUTIVE OFFICERS (OTHER THAN DIRECTORS)

Name and Principal Business Address	Positions and Offices
REX AUYEUNG(1)	Senior Vice President and President, Principal Financial Group - Asia
NED A. BURMEISTER(2)	Senior Vice President and Chief Operating Officer, Principal International
GREGORY J. BURROWS(2)	Senior Vice President Retirement and Investor Services
TERESA M. BUTTON(2)	Vice President and Treasurer
TIMOTHY M. DUNBAR(2)	Executive Vice President and Chief Investment Officer
GREGORY B. ELMING(2)	Senior Vice President and Chief Risk Officer
RALPH C. EUCHER(2)	Executive Vice President
NORA M. EVERETT(2)	Senior Vice President Retirement and Investor Services
DANIEL J. HOUSTON(2)	President - Retirement, Insurance and Financial Services
JULIA M. LAWLER(2)	Senior Vice President - Investment Services
TERRANCE J. LILLIS(2)	Executive Vice President and Chief Financial Officer
JAMES P. MCCAUGHAN(2)	President - Global Asset Management
TIMOTHY J. MINARD(2)	Senior Vice President - Distribution
MARY A. O'KEEFE(2)	Senior Vice President and Chief Marketing Officer
GERALD W. PATTERSON(2)	Senior Vice President Retirement and Investor Services
ELIZABETH L. RAYMOND(2)	Senior Vice President and Chief Human Resources Officer
ANGELA R. SANDERS(2)	Senior Vice President and Controller
GARY P. SCHOLTEN(2)	Executive Vice President and Chief Information Officer
KAREN E. SHAFF(2)	Executive Vice President, General Counsel and Secretary
DEANNA D. STRABLE(2)	Senior Vice President - U.S. Insurance Solutions
LUIS E. VALDES(2)	President - International Asset Management and Accumulation
ROBERTO WALKER(3)	Senior Vice President and President , Principal Financial Group - Latin America

(1)	Unit 1001-3, Central Plaza
18 Harbour Road
Wanchai
Hong Kong, China

(2)	711 High Street
Des Moines, IA 50392

(3)	Principal Vida Chile
Av Apoquindo 3600
Las Condes
Santiago, Chile

Item 26. Persons Controlled by or Under Common Control with the Depositor or the Registrant
The Registrant is a separate account of Principal Life Insurance Company (the "Depositor") and is operated as a unit investment trust. Registrant supports benefits payable under Depositor's variable life contracts by investing assets allocated to various investment options in shares of Principal Variable Contracts Funds, Inc. and other mutual funds registered under the Investment Company Act of 1940 as open-end management investment companies of the "series" type. No person is directly or indirectly controlled by the Registrant.
The Depositor is wholly-owned by Principal Financial Services, Inc. Principal Financial Services, Inc. (an Iowa corporation) an intermediate holding company organized pursuant to Section 512A.14 of the Iowa Code. In turn, Principal Financial Services, Inc. is a wholly-owned subsidiary of Principal Financial Group, Inc., a publicly traded company that filed consolidated financial statements with the SEC. A list of persons directly or indirectly controlled by or under common control with Depositor as of December 31, 2013 appears below:
None of the companies listed in such organization chart is a subsidiary of the Registrant; therefore, only the separate financial statements of Registrant and the consolidated financial statements of Depositor are being filed with this Registration Statement.

Principal Life Insurance Company - Organizational Structure
(December 31, 2013)

PRINCIPAL FINANCIAL GROUP, INC.	Delaware	Publicly Held
ˆPrincipal Financial Services, Inc.*#	Iowa	100
-->Princor Financial Services Corporation*#	Iowa	100
-->PFG DO Brasil LTDA*#	Brazil	100
-->Brasilprev Seguros E Previdencia S.A.*	Brazil	50.01
-->Principal Global Investors Participacoes, LTDA*#	Brazil	100
-->Claritas Investments Ltd.*#	Cayman Islands	66
-->Claritas Participacoes S.A.*#	Brazil	81
-->Claritas Administracao de Recursos LTDA *#	Brazil	77
-->Principal International, Inc.*#	Iowa	100
-->Principal International (Asia) Limited*#	Hong Kong	100
-->Principal Global Investors (Asia) Limited*#	Hong Kong	100
-->Principal Nominee Company (Hong Kong) Limited*#	Hong Kong	100
-->Principal Asset Management Company (Asia) Limited*#	Hong Kong	100
-->Principal Insurance Company (Hong Kong) Limited*#	Hong Kong	100
-->CIMB - Principal Asset Management Berhad (Malaysia) *	Malaysia	40
-->CIMB Wealth Advisors Berhad*	Malaysia	100
-->CIMB - Principal Asset Management (Singapore) PTE LTD*#	Singapore	100
-->CIMB - Principal Asset Management Company Limited*	Thailand	99.99
-->PT CIMB Principal Asset Management*	Indonesia	99
-->Principal Trust Company(Asia) Limited*#	Hong Kong	100
-->PrinCorp Wealth Advisors (Asia) Limited *#	Hong Kong	100
-->Principal Mexico Servicios, S.A. de C.V.*#	Mexico	100
-->Distribuidora Principal Mexico, S.A. de C.V.*#	Mexico	100
-->Principal International Mexico, LLC *#	Delaware	100
-->Principal Consulting (India) Private Limited*#	India	100
-->Principal Financial Group, S.A. de C. V. Grupo Financiero.*#	Mexico	100
-->Principal Afore, S. A. de C.V., Principal Grupo Financiero*#	Mexico	100
-->Principal Fondos de Inversion S.A. de C.V., Operadora de Fondos de Inversion, Principal Grupo Financiero *#	Mexico	100
-->Principal Seguros, S.A. de C.V., Principal Grupo Financiero*#	Mexico	100
-->Principal Pensiones, S.A. de C.V., Principal Grupo Financiero*#	Mexico	100
-->Principal Global Investors Holding Company, Inc.*#	Delaware	100
-->Principal Global Investors (Ireland) Limited*#	Ireland	100
-->Principal Global Investors (Europe) Limited*#	United Kingdom	100
-->Principal Global Investors (Singapore) Limited*#	Singapore	100
-->Principal Global Investors (Japan) Limited*#	Japan	100
-->Principal Global Investors (Hong Kong) Limited*#	Hong Kong	100
-->CIMB Principal Islamic Asset Management SDN. BHD*#	Malaysia	50
-->Principal Financial Group (Mauritius) Ltd.*#	Mauritius	100
-->Principal PNB Asset Management Company Private Limited*#	India	66
-->Principal Trustee Company Private Limited*#	India	65
-->Principal Retirement Advisors Private Limited*#	India	100
-->Principal Life Insurance Company +#	Iowa	100
-->Principal Real Estate Fund Investors, LLC*#<	Delaware	100
-->Principal Development Investors, LLC*#<	Delaware	100
-->Principal Real Estate Holding Company, LLC*#<	Delaware	100
-->GAVI PREHC HC, LLC*#<	Delaware	100
-->Principal Global Investors, LLC*#<	Delaware	100
-->Principal Real Estate Investors, LLC*#	Delaware	100
-->Principal Enterprise Capital, LLC*#	Delaware	100
-->PGI Origin Holding Company Ltd.*#<	Wales/United Kingdom	100
-->Origin Asset Management LLP*#<	Wales/United Kingdom	74
-->PGI Finisterre Holding Company Ltd.	Wales/United Kingdom	100
-->Finisterre Holdings Limited *	Malta	51

-->Finisterre Capital UK Limited *	Wales/United Kingdom	100
-->Finisterre Capital LLP *	Wales/United Kingdom	89
-->Finisterre Hong Kong Limited *	Hong Kong	100
-->Finisterre Malta Limited *	Malta	100
-->Finisterre USA, Inc. *	Delaware	100
-->Principal Commercial Funding, LLC*#<	Delaware	100
-->Principal Global Columbus Circle, LLC*#<	Delaware	100
-->CCI Capital Partners, LLC *#<	Delaware	100
-->Post Advisory Group, LLC*#<	Delaware	80
-->Post Advisory Europe Limited *#<	Wales/United Kingdom	100
-->Principal Global Investors Trust*#<	Delaware	100
-->Spectrum Asset Management, Inc.*#<	Connecticut	100
-->CCIP, LLC*#<	Delaware	100
-->Columbus Circle Investors*#<	Delaware	70
-->Principal Holding Company, LLC*#<	Iowa	100
-->Petula Associates, LLC*<	Iowa	100
-->Principal Real Estate Portfolio, Inc.*#<	Delaware	100
-->GAVI PREPI HC, LLC *#<	Delaware	100
-->Petula Prolix Development Company*#<	Iowa	100
-->Principal Commercial Acceptance, LLC*#<	Delaware	100
-->Principal Generation Plant, LLC*#<	Delaware	100
-->Principal Bank*#<	Iowa	100
-->Equity FC, Ltd.*#<	Iowa	100
-->Principal Dental Services, Inc.*#<	Arizona	100
-->Employers Dental Services, Inc.*#<	Arizona	100
-->First Dental Health *#<	California	100
-->Delaware Charter Guarantee & Trust Company*#<	Delaware	100
-->Preferred Product Network, Inc.*#<	Delaware	100
-->Principal Reinsurance Company of Vermont*#	Vermont	100
-->Principal Life Insurance Company of Iowa*#<	Iowa	100
-->Principal Reinsurance Company of Delaware*#<	Delaware	100
-->Principal Financial Services (Australia), Inc.*#	Iowa	100
-->Principal Global Investors (Australia) Service Company Pty Limited*#	Australia	100
-->Principal Global Investors (Australia) Limited*#	Australia	100
-->Principal International Holding Company, LLC*#	Delaware	100
-->Principal Management Corporation*#	Iowa	100
-->Principal Financial Advisors, Inc.*#	Iowa	100
-->Principal Shareholder Services, Inc.*#	Washington	100
-->Edge Asset Management, Inc.*#	Washington	100
-->Principal Funds Distributor, Inc.*#	Washington	100
-->Principal Global Services Private Limited*#	India	100
-->CCB Principal Asset Management Company, Ltd.*	China	25
-->Principal Financial Services I (US), LLC *#	Delaware	100
-->Principal Financial Services II (US), LLC *#	Delaware	100
-->Principal Financial Services I (UK) LLP *#	Wales/United Kingdom	100
-->Principal Financial Services IV (UK) LLP *#	United Kingdom	100
-->Principal Financial Services V (UK) LTD.*#	United Kingdom	100
-->Principal Financial Services II (UK) LTD. *#	Wales/United Kingdom	100
-->Principal Financial Services III (UK) LTD. *#	Wales/United Kingdom	100
-->Principal Financial Services VI (UK) LTD *#	United Kingdom	100
-->Principal Global Financial Services (Europe) LTD *#	United Kingdom	100
-->Liongate Capital Management LLP *	Wales/United Kingdom	59
-->Liongate Limited *	Malta	55
-->Liongate Capital Management (Cayman) Limited *	Cayman Islands	100
-->Liongate Capital Management (UK) Limited *	Wales/United Kingdom	100
-->Liongate Multi-Strategy GP Limited *	Cayman Islands	100
-->Liongate Capital Management Limited *	Malta	100
-->Liongate Capital Management (India) Private Limited *	India	100

-->Liongate Capital Management Inc.	Delaware	100
-->Liongate Capital Management (US) LP *	Delaware	100
-->Principal Financial Services Latin America LTD. *#	Wales/United Kingdom	100
-->Principal International Latin America LTD.*#	United Kingdom	100
-->Principal International South America I LTD.*#	Wales/United Kingdom	100
-->Principal International South America II LTD.*#	Wales/United Kingdom	100
-->Principal International South America II LTD., Agencia En Chile *#	Chile/United Kingdom	100
-->Principal International de Chile, S.A.*#	Chile	100
-->Principal Compania de Seguros de Vida Chile S.A.*#	Chile	100
-->Principal Administradora General De Fondos S.A.*#	Chile	100
-->Principal Asset Management Chile S.A.*#	Chile	100
-->Principal Servicios Corporativos Chile LTDA*#	Chile	100
-->Principal Servicios De Administracion S.A.	Chile	100
-->Hipotecaria Cruz Del Sur Principal, S.A *	Chile	49
-->Principal Holding Company Chile S.A.*#	Chile	100
-->Principal Chile Limitada*#	Chile	100
-->Principal Institutional Chile S.A. *#	Chile	100
-->Administradora de Fondos de Pensiones Cuprum S.A. *#	Chile	94
-->Inversiones Cuprum Internacional S.A.*#	Chile	100
-->Principal Edge Network Holdings, Inc.*#	Delaware	100
-->Principal Edge Network - Georgia, LLC*#	Delaware	100
-->Principal Edge Network - Dallas Ft. Worth, Inc.*#	Delaware	100
-->Principal National Life Insurance Company+#	Iowa	100
-->Diversified Dental Services, Inc.*#	Nevada	100
-->Morley Financial Services, Inc. *#	Oregon	100
-->Morley Capital Management, Inc.*#	Oregon	100
-->Union Bond and Trust Company*#	Oregon	100
-->Principal Investors Corporation*#	New Jersey	100

+ Consolidated financial statements are filed with the SEC.
* Not required to file financial statements with the SEC.
# Included in the consolidated financial statements of Principal Financial Group, Inc. filed with the SEC.
= Separate Financial statements are filed with SEC.
< Included in the financial statements of Principal Life Insurance Company filed with the SEC.

Item 27. Number of Contractowners - As of June 30, 2014

(1)	(2)	(3)
	Number of	Number of
Title of Class	Plan Participants	Contractowners
BFA Variable Annuity Contracts	18	6
Pension Builder Contracts	110	76
Personal Variable Contracts	133	13
Premier Variable Contracts	820	27
Flexible Variable Annuity Contract	22,951	22,951
Freedom Variable Annuity Contract	959	959
Freedom 2 Variable Annuity Contract	282	282
Investment Plus Variable Annuity Contract	50,806	50,806
Principal Lifetime Income Solutions	742	742
Principal Pivot Series Variable Annuity	N/A	N/A

Item 28. Indemnification

Sections 490.851 through 490.859 of the Iowa Business Corporation Act permit corporations to indemnify directors and officers where (A) all of the following apply: the director or officer (i) acted in good faith; (ii) reasonably believed that (a) in the case of conduct in the individual's official capacity, that the individual's conduct was in the best interests of the corporation or (b) in all other cases, that the individual's conduct was at least not opposed to the best interests of the corporation; and (iii) in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual's conduct was unlawful; and (B) the individual engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the corporation's articles of incorporation.

Unless ordered by a court pursuant to the Iowa Business Corporation Act, a corporation shall not indemnify a director or officer in either of the following circumstances: (A) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct (above) or (B) in connection with any proceeding with respect to conduct for which the director was adjudged liable on the basis that the director receive a financial benefit to which he or she was not entitled, whether or not involving action in the director's official capacity.

Registrant's By-Laws provide that it shall indemnify directors and officers against damages, awards, settlements and costs reasonably incurred or imposed in connection with any suit or proceeding to which such person is or may be made a party by reason of being a director or officer of the Registrant. Such rights of indemnification are in addition to any rights to indemnity to which the person may be entitled under Iowa law and are subject to any limitations imposed by the Board of Directors. The Board has provided that certain procedures must be followed for indemnification of officers, and that there is no indemnity of officers when there is a final adjudication of liability based upon acts which constitute gross negligence or willful misconduct.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters
(a)    Other Activity
Princor Financial Services Corporation acts as principal underwriter for variable annuity contracts issued by Principal Life Insurance Company Separate Account B, a registered unit investment trust and for variable life insurance contracts issued by Principal Life Insurance Company Variable Life Separate Account, a registered unit investment trust.
(b)    Management

(b1)	(b2)
Name and principal	Positions and offices
business address	with principal underwriter

Deborah J. Barnhart	Director/Distribution (PPN)
The Principal Financial Group(1)

Patricia A. Barry	Assistant Corporate Secretary
The Principal Financial Group(1)

Michael J. Beer	President and Director
The Principal Financial Group(1)

Tracy W. Bollin	Chief Financial Officer
The Principal Financial Group(1)

David J. Brown	Senior Vice President
The Principal Financial Group(1)

(b1)	(b2)
Name and principal	Positions and offices
business address	with principal underwriter

Teresa M. Button	Vice President and Treasurer
The Principal Financial Group(1)

Karen E. Shaff	Executive Vice President/General Counsel/Corporate Secretary
The Principal Financial Group(1)

Nicholas M. Cecere	Senior Vice President and Director
The Principal Financial Group(1)

Gregory B. Elming	Director
The Principal Financial Group(1)

Nora M. Everett	Chairman and Chief Executive Officer
The Principal Financial Group(1)

Stephen G. Gallaher	Assistant General Counsel/Assistant Corporate Secretary
The Principal Financial Group(1)

Curtis Hollebrands	AML Officer
The Principal Financial Group(1)

Patrick A. Kirchner	Assistant General Counsel
The Principal Financial Group(1)

Julie LeClere	Senior Vice President/Managing Director
The Principal Financial Group(1)

Martin R. Richardson	Vice President - Broker Dealer Operations
The Principal Financial Group(1)

Traci L. Weldon	Vice President/Chief Compliance Officer
The Principal Financial Group(1)

Dan L. Westholm	Assistant Vice President - Treasury
The Principal Financial Group(1)

John Wetherell	Private Funds CCO - Princor
The Principal Financial Group(1)

(1) 655 9th Street
Des Moines, IA 50392
(c)    Compensation from the Registrant

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts & Commissions	(3) Compensation on Events Occasioning the Deduction of a Deferred Sales Load	(4) Brokerage Commissions	(5) Compensation
Princor Financial Services Corporation	$46,651,728.39	0	0	0

Item 30. Location of Accounts and Records

All accounts, books or other documents of the Registrant are located at the offices of the Depositor, The Principal Financial Group, Des Moines, Iowa 50392.

Item 31. Management Services

N/A

Item 32. Undertakings

The Registrant undertakes that in restricting cash withdrawals from Tax Sheltered Annuities to prohibit cash withdrawals before the Participant attains age 59 1/2, separates from service, dies, or becomes disabled or in the case of hardship, Registrant acts in reliance on SEC No Action Letter addressed to American Counsel of Life Insurance (available November 28, 1988). Registrant further undertakes that:

1.
Registrant has included appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in its registration statement, including the prospectus, used in connection with the offer of the contract;

2.	Registrant will include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

3.
Registrant will instruct sales representatives who solicit Plan Participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential Plan Participants; and

4.
Registrant will obtain from each Plan Participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the Plan Participant's understanding of (a) the restrictions on redemption imposed by Section 403(b)(11), and (b) the investment alternatives available under the employer's Section 403(b) arrangement, to which the Plan Participant may elect to transfer his contract value.

Fee Representation

Principal Life Insurance Company represents the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Principal Life Insurance Company Variable Life Separate Account, has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned thereto duly authorized, and its seal to be hereunto affixed and attested, in the City of Des Moines and State of Iowa, on the 15th day of September, 2014.

PRINCIPAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B
(Registrant)

	By :	/s/ L. D. Zimpleman
L. D. Zimpleman
Chairman, President and Chief Executive Officer

PRINCIPAL LIFE INSURANCE COMPANY
(Depositor)

	By :	/s/ L. D. Zimpleman
L. D. Zimpleman
Chairman of the Board
Chairman, President and Chief Executive Officer

Attest:

/s/ Clint Woods
Clint Woods
Assistant Corporate Secretary and Governance Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ L. D. Zimpleman		September 15, 2014
L. D. Zimpleman	Chairman of the Board
Chairman, President
and Chief Executive Officer

/s/ A. R. Sanders		September 15, 2014
A. R. Sanders	Senior Vice President and
Controller
(Principal Accounting Officer)

/s/ T. J. Lillis		September 15, 2014
T. J. Lillis	Executive Vice President
and Chief Financial Officer
(Principal Financial Officer)

(B. J. Bernard)*	Director	September 15, 2014
B. J. Bernard

(J. Carter-Miller)*	Director	September 15, 2014
J. Carter-Miller

(G. E. Costley)*	Director	September 15, 2014
G. E. Costley

(M.T. Dan)*	Director	September 15, 2014
M. T. Dan

(D. H. Ferro)*	Director	September 15, 2014
D. H. Ferro

(C. D. Gelatt, Jr.)*	Director	September 15, 2014
C. D. Gelatt, Jr.

(S. L. Helton)*	Director	September 15, 2014
S. L. Helton

(R. L. Keyser)*	Director	September 15, 2014
R. L. Keyser

(L. Maestri)*	Director	September 15, 2014
L. Maestri

(E. E. Tallett)*	Director	September 15, 2014
E. E. Tallett

*By	/s/ L. D. Zimpleman
L. D. Zimpleman
Chairman of the Board
Chairman, President and Chief Executive Officer

*	Pursuant to Powers of Attorney
Previously Filed on July 2, 2014